    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 1996
                                                   REGISTRATION NO. 333-14175
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO.1


                                  TO FORM SB-2
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933

                            INTRANET SOLUTIONS, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



         MINNESOTA                             7373                 41-1652566
(STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)


                         9625 W. 76TH STREET SUITE 150
                          MINNEAPOLIS, MINNESOTA 55344
                                 (612) 903-2000
                         (ADDRESS AND TELEPHONE NUMBER
                        OF PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT F. OLSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         9625 W. 76TH STREET SUITE 150
                          MINNEAPOLIS, MINNESOTA 55344
                                 (612) 903-2000
           (Name, address, and telephone number of agent for service)

                                   COPIES TO:
                             WILLIAM M. MOWER, ESQ.
                         MASLON EDELMAN BORMAN & BRAND,
                  A PROFESSIONAL LIMITED LIABILITY PARTNERSHIP
                              3300 NORWEST CENTER
                       MINNEAPOLIS, MINNESOTA 55402-4140
                                 (612) 672-8200

     APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.




                            SUBJECT TO COMPLETION


                             DATED NOVEMBER 7, 1996

PROSPECTUS
                            INTRANET SOLUTIONS, INC.

                         680,746 SHARES OF COMMON STOCK

     Of the 680,746 shares of Common Stock offered hereby, 435,167 are being sold by IntraNet Solutions, Inc. (the "Company") and 245,579 are being sold by the Selling Shareholders. The 435,167 shares offered by the Company are issuable upon the exercise of (i) 183,500 outstanding, publicly traded, redeemable warrants (the "Redeemable Warrants") and (ii) an aggregate of 251,667 non-publicly traded, non-redeemable warrants (the "Non-Redeemable Warrants," together with the Redeemable Warrants, the "Warrants"). The Company will not receive any proceeds from the sale of the shares being sold by the Selling Shareholders. See "Principal and Selling Shareholders." No underwriter is being used in connection with this offering. The Company will bear the expenses of registration of the securities offered by this Prospectus, which are expected to be approximately $200,000.


     The Company's Common Stock, the Redeemable Warrants and units consisting of one share of Common Stock and one warrant to acquire one share of Common Stock at an exercise price of $4.00 per share (the "Units") are traded in the over-the-counter market through the National Association of Securities Dealers Automated Quotation System Small-Cap Market(SM) ("NASDAQ") under the symbols INRS, INRSW and INRSU respectively. On November 4, 1996, the closing bid price of the Common Stock was $8.00. No Redeemable Warrants or Units traded on such date.


     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         _____________________________

     The per share exercise price of the 183,500 Redeemable Warrants is $4.00. The per share exercise price of the Non-Redeemable Warrants is $9.00 with respect to 18,750 Non-Redeemable Warrants, $6.00 with respect to 19,400 Non-Redeemable Warrants, $4.00 with respect to 111,046 Non-Redeemable Warrants, $2.32 with respect to 43,077 Non-Redeemable Warrants, and $.294 with respect to 59,394 Non-Redeemable Warrants. In the event that all of the Redeemable Warrants are exercised and none of the Non-Redeemable Warrants are exercised, the Company will receive an aggregate of $734,000, before deducting estimated offering expenses of $200,000. In the event that all of the Non-Redeemable Warrants are exercised and none of the Redeemable Warrants are exercised, the Company will receive an aggregate of $846,733, before deducting estimated offering expenses of $200,000. In the event that all of the Warrants are exercised, the Company will receive an aggregate $1,580,732 before deducting estimated offering expenses of $200,000. There can be no assurance that any or all of the Warrants will be exercised.

     It is anticipated that each of the persons named herein as Selling Shareholders will offer and sell the shares that may be sold by such person hereunder from time to time in ordinary transactions to or through one or more brokers or dealers in the over-the-counter market or in private transactions at such prices as may be obtainable.

               The date of this Prospectus is ___________, 1996.

                            AVAILABLE INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a registration statement on Form SB-2, under the Securities Act of 1933, as amended (the "Securities Act") covering the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street--Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. The Common Stock and the Redeemable Warrants are listed on the NASDAQ Small-Cap Market. Material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

                         GLOSSARY OF TECHNICAL TERMS



CAD FILE                A file containing an electronic drawing created using Computer Automated Design Software.

COMPUTER NETWORK        A group of one or more computers connected together for the purpose of sharing data and networked resources such as printers, modems or fax servers.

DATA VAULT SYSTEM       Secure electronic storage of data files using document management software combined with database management software.

DIGITAL DOCUMENT
 DISTRIBUTION           Distribution of documents through a computer network by sending the version contained in a computer file rather than a version printed on paper.

DIGITAL DOCUMENT
 MANAGEMENT             Software technology that manages information contained in electronic document files, or unstructured data, providing revision control, configuration management, and workflow.

DISTRIBUTION
 TECHNOLOGY             The various methods of using state-of-the-art technology to distribute documents, both electronically and in hardcopy.

DISASTER RECOVERY
 SYSTEM                 A combination of hardware and software designed to provide automated backup and archiving of computer files to allow rapid recovery in the event of a catastrophic loss of data.

DOCUMENT-BASED
 INFORMATION MANAGEMENT Software technology that manages business critical documents and the information contained in those
 SYSTEM                 documents by automating and accelerating the creation, assembly, control, modification and distribution of such documents.

ELECTRONIC DOCUMENT
 WAREHOUSING            Using digital document management technology to provide off-site storage of documents contained in computer files.



ELECTRONIC DEMAND
 PUBLISHING             Providing printed documents "on demand" through the use of high-speed laser printers in order to reduce inventory and production costs of frequently revised documents.

HARDWARE PLATFORM       A standard computer hardware configuration on which a comprehensive approach to a computer solution of a problem can be based.  Examples of well-known hardware platforms include the IBM PC and MacIntosh personal computers.

HYPERTEXT LINK          An automatic link for navigation between electronic documents activated by point and click with a computer mouse.

INTERNET                An open global network of interconnected commercial, educational and governmental computer networks which utilize a common communications protocol.

INTRANET                An organization's private network of its local area networks which utilize Internet data formats and communications protocols, and which may use the Internet's facilities as the backbone for network communications.

OVERLAY FILE            A file containing markup to communicate changes to a computer file.

POST-SCRIPT             An industry standard data file format for communication with printing devices.

SYSTEM INTEGRATOR       An organization that specialized in delivering solutions to end-user organizations by combing a variety of software components and integrating them into a complete end-user solution.

UNSTRUCTURED BUSINESS-
 CRITICAL DATA          Information that typically exists in the form of word processing documents, spreadsheets, or CAD files that are maintained on a variety of hardware platforms with little compatibility or data sharing capability between systems.


VALUE ADDED RESELLER
 (VAR)                  A business that purchases equipment or software from a vendor, usually at a discount, adds value and resells the altered product.

WEB             A collection of electronically retrievable documents related by hypertext links.

WEB GENERATION  The process of programmatically constructing a set of interlinked electronic documents.

WORKFLOW        A computer application which provides management, control and tracking of a business process such as the routing of a business document for approval signatures.



WORLD WIDE WEB
(WWW)                The worldwide collection of electronically retrievable hypertext linked documents resident on the Internet.
                     This worldwide collection of documents is unified by standard file format and retrieval protocol standards to allow document retrieval as if from a single library.



                             PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus all share amounts reflected herein give effect to a 1-for-4 reverse stock split effective November 11, 1996 to shareholders of record on October 31, 1996.

                                  THE COMPANY

     The Company is a Minneapolis-based technology company focused on assisting large companies in designing and implementing open, integrated solutions for managing and distributing business-critical information across and outside their enterprises. The Company is divided into the following three distinct business groups: (i) IntraNet Integration Group, which provides open client-server products to assist companies in managing their intellectual capital, including hardware and software products, as well as system installation, support and training; (ii) IntraNet Distribution Group, which offer customers various service for off-site electronic document warehousing, electronic demand publishing and multiple methods of digital distribution of information and (iii) IntraNet Professional Services Group, which is involved in product development, project management and customized software applications.

     The Company's products and services provide integrated solutions for the management and distribution of business-critical information contained in documents. The Company has focused its marketing efforts toward large companies who have begun to more aggressively reengineer their business processes. The Company believes that as the trend toward network-based computing environments as the primary computing resource continues, the demand for its products, especially its recently developed proprietary products, will continue. The Company delivers its products primarily through a direct sales force and currently has more than 250 clients, principally in the Fortune 1000. The Company currently has operations in Minneapolis, Atlanta, Boston, Denver, Milwaukee and Phoenix.

     On July 30 and 31, 1996, the Company's predecessor, MacGregor Sports and Fitness, Inc. ("MSF") and IntraNet Integration Group, Inc., a Minnesota corporation ("IntraNet," formerly known as Technical Publishing Solutions, Inc. ("TPSI")) closed on a tax-free reorganization pursuant to which IntraNet became a wholly-owned subsidiary of the Company, and MSF changed its name to IntraNet Solutions, Inc. The transaction was accomplished through a tax-free reverse subsidiary merger whereby IntraNet merged with and into a wholly owned subsidiary of MSF, with IntraNet as the surviving corporation (the "Merger"). Accordingly, all financial information provided in this Prospectus for dates prior to the Merger is that of IntraNet.

     The Company was incorporated in the State of Minnesota in November, 1990. The Company's corporate headquarters are located at 9625 W. 76th Street Suite 150, Minneapolis, Minnesota 55344. The Company's telephone number is (612) 903-2000.

THE OFFERING

Securities Offered by the Company.........   435,167 shares of  Common Stock that are
                                             issuable upon exercise of the outstanding
                                             Warrants.
Securities Offered by Selling
 Shareholders.............................   245,579 shares of Common Stock.
Common Stock Outstanding Before this
 Offering.................................   7,440,606 shares of Common Stock
Common Stock Outstanding After this
 Offering.................................   7,875,773 shares of Common Stock(1)
Use of Proceeds...........................   Day-to-day working capital needs. The
                                             Company will not receive any proceeds
                                             from the sale of securities by the
                                             Selling Shareholders.  See "Use of
                                             Proceeds."
Risk Factors..............................   This offering involves a high degree of
                                             risk and  immediate substantial dilution.
                                              See "Risk  Factors" and "Dilution."
NASDAQ Small Cap
 Market(SM) Symbols.......................   INRS Common Stock
                                             INRSW Redeemable Warrants(2)
                                             INRSU Units(3)

(1) Includes 435,167 shares of Common Stock that may be issued upon exercise of the Warrants.

(2) The Redeemable Warrants will cease to trade on NASDAQ upon their full exercise or earlier redemption.

(3) Each Unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $4.00.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION


                                                                                    THREE MONTH
                                                  FISCAL YEAR ENDED                PERIOD ENDED
                                                      MARCH 31,                      JUNE 30,
                                                 1995            1996           1995          1996
                                            ---------------  -------------  ------------  -------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues                                        $10,446,661   $14,235,742    $2,851,243     $4,180,934
Cost of revenues                                  7,600,690    10,708,253     2,060,322      3,264,005
                                                -----------   -----------    ----------     ----------
Gross profit                                      2,845,971     3,527,489       790,921        916,929
Operating expenses                                2,612,262     3,670,773       792,945      1,304,604
Interest expense                                     97,033       230,293        27,737         48,173
                                                -----------   -----------    ----------     ----------
Income (loss) before income taxes                   136,676      (373,577)      (29,761)      (435,848)
Provision for (benefit of) income taxes              64,553      (125,770)            0       (150,000)
                                                -----------   -----------    ----------     ----------
Net income (loss)                               $    72,123   $  (247,807)   $  (29,761)    $ (285,848)
                                                ===========   ===========    ==========     ==========
Net income (loss) per share                     $      0.01   $     (0.03)   $    (0.00)    $    (0.04)
                                                ===========   ===========    ==========     ==========
Shares used in per share calculation              7,351,516     7,351,516     7,351,516      7,351,516
                                                ===========   ===========    ==========     ==========

                                                                JUNE 30, 1996
                                                  -------------------------------------------
                                  MARCH 31, 1996                               PRO FORMA, AS
                                      ACTUAL         ACTUAL     PRO FORMA (1)  ADJUSTED(1)(2)
                                   ------------  -------------  -------------  --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital..................  $(1,076,767)   $(1,546,432)     $1,753,568     $ 3,134,300
Total assets.....................    5,712,866      6,201,318       8,951,318      10,332,050
Long-term debt...................      706,406        618,931         618,931         618,931
Shareholders' equity
 (deficiency)....................      (21,183)   $  (277,070)      3,022,930       4,403,662

(1)  Assumes completion of the Merger on June 30, 1996.  See "Prospectus
     Summary."

(2) As adjusted to reflect the exercise of all of the Warrants and the receipt of the net proceeds therefrom. Does not include (i) 2,500,000 shares of Common Stock reserved for issuance under the Company's 1994-1997 Stock Option Plan of which 1,433,523 have been granted and (ii) 219,512 shares of Common Stock issuable upon exercise of certain warrants which shares are not registered hereunder. There can be no assurance that any or all of the Warrants will be exercised.

                                RISK FACTORS


     The securities offered hereby are speculative in nature, involve a high degree of risk and an investment in the securities should not be made by any investor who cannot afford the loss of his or her entire investment. Prior to making an investment decision with respect to the securities offered hereby, prospective investors should carefully consider, along with the other matters discussed in this Prospectus, the following risk factors:

     Lack of Profitability. The Company had a net loss of $285,848 for the quarter ended June 30, 1996, and a net loss of $247,807 for the year ended March 31, 1996. The Company had an accumulated deficit of $308,113 at June 30, 1996. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any company. There is no assurance that the Company can operate profitably or that it will successfully implement its expansion plans.

     Need for Additional Financing. The Company's capital requirements depend on numerous factors, including the progress of the Company's product development programs, the resources the Company devotes to the development, manufacture and marketing of its products, facilities requirements, market acceptance and demand for its products, and other factors. The timing and amount of such capital requirements cannot accurately be predicted. Consequently, the Company believes that the approximately $3.0 million in gross proceeds it derived from the Merger, together with operating revenues, and its existing line of credit, will meet only its immediate anticipated needs for working capital and capital expenditures.

     The Company will be required to raise additional funds through public or private financings, through collaborative relationships or other arrangements. The Company has recently retained a New York Stock Exchange member, investment banking firm to act as its exclusive financial consultant for a one year term to assist the Company in its capital formation efforts and to explore other strategic opportunities.

     Although the Company will require additional funding beyond the proceeds of this offering, there can be no assurance that such additional funding will be available on terms attractive to the Company, or at all. Any additional equity financings may be dilutive to shareholders, and additional debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require the Company to relinquish rights to certain of its technologies, products or marketing territories. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

     Warrant Exercise; Current Prospectus and State Registration Required to Exercise Warrants. Holders of Warrants will be able to exercise such Warrants only if a current prospectus relating to the underlying securities is then in effect and only if such Warrants are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of the Warrants reside. Although the Company will use its best efforts to maintain the effectiveness of a current prospectus covering such securities, there can be no assurance that the Company will be able to do so. The Company will be unable to issue shares of Common Stock to those persons desiring to exercise their Warrants if a current prospectus covering the Common Stock issuable upon exercise thereof is not kept effective or if such securities are not qualified nor exempt from qualification in the states in which the holders reside. The Non-Redeemable Warrants are not registered under federal or state securities laws and may not be sold except pursuant to an exemption from registration and no public market exists or is expected to develop for the Non-Redeemable Warrants. See "Description of Securities -- Warrants."

     Fluctuations in Future Operating Results. The Company's future operating results may vary substantially from quarter to quarter. At its current stage of operations, the Company's quarterly revenues and results of operations may be materially affected by the timing of the development, introduction and market acceptance of the Company's and its competitors' products. Product development and marketing costs are often incurred in periods before any revenues are recognized from the sales of products. Operating expenses are higher during periods in which such product development costs are incurred and marketing efforts are commenced. In addition, the irregular receipt of significant contracts could add to quarter to quarter variation in operating results. Due to these and other factors, including the general economy, stock market conditions and announcements by the Company or its competitors, the market price of the securities offered hereby may be highly volatile.

     Dependence Upon Continued Market Expansion. The continued expansion of the Company's business is dependent on the continued expansion of the markets for which its products were developed. As such, the Company's future success is dependent upon a continuation of the trend toward network-based computing environments and the continued willingness of large businesses to reengineer the processes they employ to create, store manage and distribute data. In addition, the Company's future success is dependent upon the continued expansion of the on-demand printing market. Any factors which have an adverse impact on the continued expansion of these markets generally could have a material adverse impact on the Company.

     Risks Associated with Acquisitions. The Company's ability to achieve its growth strategy depends in part on the success of the Company's efforts to expand the Distribution Group concept to regional centers throughout the United States and its ability to successfully acquire complementary businesses that will facilitate the provision of integrated communications products and services. The Company plans to evaluate several potential acquisitions, primarily in complimentary software development areas, which it believes are necessary to expand its presence in the document management marketplace. It is anticipated that funds required for future acquisitions and expansion will be provided from operating cash flow, the proceeds expected from future debt or equity financings and proceeds from future borrowings. However, there can be no assurance that suitable acquisitions candidates will be available to the Company on favorable terms, that suitable financing for any such acquisitions or expansion can be obtained by the

Company, that the Company will be able to integrate successfully acquired businesses into the Company's existing operations, or that any such acquisitions or expansions will occur. To the extent it is unable to do so, the Company's business, operating results and financial condition could be adversely affected.


     On October 16, 1996, the Company signed a letter of intent to acquire substantially all the assets of an established, privately-held custom printing and graphic communications business located in the southwestern United States, which had revenues of approximately $3.0 million in its most recent fiscal year and a history of operating profits. The Company believes this potential strategic acquisition will give it the opportunity to expand its web-based document distribution market and its on-demand printing network with an established operation in the southwest. The acquisition, valued at approximately $1.8 million, is expected to consist of cash, IntraNet Solutions common stock and the assumption of certain liabilities. The Company and the sellers are currently negotiating a definitive agreement, however, there can be no assurance that such agreement shall ever be entered into, be on the terms set forth above, or that if entered into, will ever close.


     Dependence on Narrow Product Line; Technology Risks; Risk of Market Acceptance. The Company's future success will depend, to a large extent, on its ability to increase sales from existing products and derive sales from new products. There can be no assurance that the Company will be able to further penetrate the market with its existing products and to introduce and gain acceptance of its new products. The market is highly competitive and characterized by rapid innovation and technological change. The Company's products were specifically designed to meet the needs of the document management market, but other companies have also introduced or announced the development of products designed to address the same markets as the Company's products. The Company's ability to maintain a competitive position will also depend on its ability to develop enhancements and upgrades to its existing product line. In addition, technological advances that would make the Company's products less attractive to current and potential customers could adversely impact the business of the Company. The Company's plans with respect to the development of new products are subject to the risks inherent in the development and marketing of complex software products, including the risks that the release of the product may be delayed, errors may be found in the product after its release despite extensive testing, and discovered errors may not be corrected in a timely manner. Further, the commercial success of the Company's products will depend on the willingness of potential customers to perform and accept the use of the Company's products to create, manage and distribute unstructured business-critical data.

     Dependence on Development of New Products. The Company's future strategy to extend its product line will depend on its ability to design, develop and market new and innovative products. There can be no assurance that the Company's will be successful in introducing new products. The Company's devotes resources to research and development and believes it will have sufficient resources to support its research and development efforts. However, there can be no assurance that the level of research and development expenses necessary for the Company to remain competitive will be as currently anticipated or that the Company's revenues will be sufficient to cover its research and development costs.

     Intellectual Property. In the absence of significant patent or copyright protection, the Company may be vulnerable to competitors who attempt to develop functionally equivalent products. Although the Company believes that it has all rights necessary to market its products without infringing upon any patents, copyrights or trademarks held by others, there can be no assurance that conflicting patent, copyright or trademark rights do not exist. The Company relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets.
The Company
has applied for trademark registration for the following marks: INTRANET, INTRANET SOLUTIONS, DOCUMENT REFINERY, WEB REFINERY, WEB VAULT, Intra.doc!, Intra.plt!, Intra.img! and Intra.rpt!. There can be no assurance that any trademarks which have been applied for but not yet issued will be issued. In the absence of trademark protection, the Company may be unable to take advantage of the brand name recognition it is attempting to build. Further, even if all trademarks applied for are issued, there can be no assurance that such trademarks will prove valuable to the Company.

     Dependence Upon Key Vendor Relationships. The Company's is materially dependent on Sun Microsystems, Inc. and Interleaf, Inc. for the supply of the hardware and non-proprietary software products sold as part of its systems.
The Company does not currently have a secondary source of supply for these products. Any disruption in the relationship between the Company and either of Sun Microsystems, Inc. or Interleaf, Inc. would have a material adverse impact on the Company.

     Dependence on Key Personnel; Need for Additional Employees. The Company is currently greatly dependent on the personal knowledge and experience of Messrs. Olson and Sjobeck. The Company believes that its senior management team has knowledge which, due to the Company's relatively small size, is personal to such individuals and has not been institutionalized. As such, the loss of any of these key personnel could be detrimental to the Company. To avoid the negative impact which the loss of a senior manager could have on the Company, as well as to achieve its business plan, the Company must hire additional employees at various operational levels. The future development and success of the Company will depend in part upon its ability to attract and retain additional personnel with the highly specialized expertise necessary to provide, engineer, design and support the integration of such products and services. There can be no assurance that the Company will be able to attract or retain such personnel or that the hiring and retention of such personnel will result in the institutionalization of vital information.

     Significant Competition. Some of the Company's competitors currently marketing products into the document management market are more established than the Company and have the benefits of pre-existing relationships with potential customers and greater name recognition than the Company. Some of the Company's current and potential competitors have significantly greater technical, financial, and marketing resources than the Company. Although the Company believes it competes effectively with respect to such factors, there can be no assurance that the Company will have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future.

     Former Shareholder Lien. Prior to the Merger, TPSI redeemed 50% of its outstanding shares of its common stock from a former shareholder and director for $200,000 on July 31, 1995. TPSI paid $150,000 of the purchase price in cash and delivered a $50,000 note to the former shareholder for the balance of the purchase price. The note requires annual principal payments of $10,000 and matures in August, 2000. TPSI also entered into Consulting and Non-Competition Agreements with the former shareholder. To secure the purchase price of the redeemed shares and TPSI's monetary obligations under the agreements, TPSI pledged the redeemed shares to the former shareholder as collateral. The Company has met, and intends to meet its monetary obligations to the former shareholder, in the event it should fail to do so, the former shareholder may be able to assert a claim of ownership interest in the Company. If the Company were to fail to make payment to the former shareholder and the former shareholder were successful in obtaining an ownership interest in the Company, the value of the shares of Common Stock would be reduced substantially.


     Control by Founder. TPSI's founder, Mr. Robert F. Olson, holds approximately 54% of the Company's outstanding Common Stock. As such, Mr. Olson is be able to exercise control over the business policies and affairs of the Company. Additionally, directors, executive officers and principal shareholders of the Company, and certain of their affiliates, will beneficially own approximately 63.0% of the Company's outstanding Common Stock upon completion of this offering (assuming full exercise of all of the Warrants). Accordingly, these persons, individually and as a group, effectively control the Company and can direct its affairs and business, including all determinations with respect to the acquisition or disposition of assets by the Company, future issuances of Common Stock or other securities by the Company, and any dividend payable on the Common Stock. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Shareholders."


     Effects of Delisting from Nasdaq SmallCap Market; Lack of Liquidity of Low Priced Stocks. If the Company fails to maintain the qualification for its Common Stock to trade on the Nasdaq SmallCap Market, its securities would be delisted from the Nasdaq SmallCap Market. Factors giving rise to such delisting could include, but not be limited to, a reduction of the Company's assets to below $2,000,000, stockholder's equity being reduced to below $1,000,000, a minimum bid price being less than $1.00 per share, a reduction to one active market maker or a reduction in the value of the Company's publicly held securities to less than $250,000. In such event, trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealer's "Electronic Bulletin Board." Consequently, the liquidity of the Company's Common Stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, reduction in security analysts' and the news media's coverage if any, of the Company and lower prices for the Company's securities than might otherwise prevail. If the Company's Common Stock were to be delisted from the Nasdaq SmallCap Market, it would become subject to Rule 15g-9 under the Exchange Act (the "Penny Stock Rules"), which imposes additional sales practice requirements on broker-dealers which sell such common stock to persons other than established customers and certain institutional investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchasers and have received the purchaser's written consent to the transaction prior to sale. Consequently, the Penny Stock Rules may adversely affect the ability of broker-dealers to sell the Company's Common Stock and may adversely affect the ability of the Company's shareholders to sell any of their shares of Common Stock in the secondary market.

     Demand and Piggy-Back Registration Rights. Certain shareholders and warrant holders of the Company, including, Robert F. Olson, have the right, subject to certain conditions, to participate in and demand registrations and to cause the Company to register certain shares of Common Stock owned by them encompassing approximately 4.75 million shares of Common Stock. Pursuant to these registration rights, if the Company proposes to register any of its Common Stock, other than in certain specified instances, on its own behalf or on account of others, such holders are entitled to notice of such registration and must be given the opportunity to participate. In certain circumstances, the holders also have the right to demand that the Company file a registration statement covering such shares. These demand and piggyback registration rights are subject to certain terms and limitations.

     Absence of Dividends. The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

     Shares Eligible for Future Sale. Immediately following this offering, assuming the exercise of all Warrants, and assuming no exercise or conversion of any other securities, there will be an aggregate of 4,420,969 shares of Common Stock outstanding that will be freely tradable without restriction except for volume limitations on sales by affiliates under Rule 144 under the Securities Act ("Rule 144"). The Company will issue 183,500 shares of Common Stock in the event all the Redeemable Warrants are exercised and will issue 251,667 shares of Common Stock in the event all the Non-Redeemable Warrants are exercised, all of which are registered and will be freely tradable without restriction except for volume limitations on sales by affiliates under Rule
144. The Company may issue up to an additional 1,066,477 shares under its employee stock option plan. The Company may issue additional options, warrants, or equity securities in the future. The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities.

     Dilution. An individual who exercises a Redeemable Warrant, assuming all other such securities are exercised simultaneously, will experience immediate and substantial dilution of $3.57 per share, respectively, in that the exercise price of the Redeemable Warrants exceeds the per share net tangible book value of the Company after giving effect to the exercise of all the Redeemable Warrants. An individual who exercises a Non-Redeemable Warrant, assuming all other such securities are exercised simultaneously, will experience immediate and substantial dilution of approximately $2.92 per share, in that the weighted average exercise price of the Non-Redeemable Warrants exceeds the per share net tangible book value of the Company after giving effect to the exercise of all the Non-Redeemable Warrants, but none of the Redeemable Warrants. Purchasers in this offering may experience further dilution upon exercise of any remaining outstanding warrants and options. The Company may issue additional options, warrants, or equity securities in connection with future financings which may result in further dilution, and may necessitate anti-dilution adjustments to outstanding warrants and options. The Company currently has options outstanding to purchase approximately 1,433,523 shares of its Common Stock and Warrants outstanding to purchase approximately 654,679 shares of its Common Stock. The exercise price of these options and Warrants range from $0.20 to $10.40. See "Dilution" and "Description of Securities."


     Volatility of Stock Price. The market prices of the Company's securities have experienced and may continue to experience substantial volatility. The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly traded technology companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products by the Company or its competitors, developments or disputes concerning patents or proprietary rights, and economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant impact on the market price of the Common Stock.

     Determination of Exercise Price. The exercise prices of the Warrants were determined by negotiation between the Company and the Warrant holders and are not necessarily related to the Company's asset value, net worth or other established criteria of value and should not be construed to be predictive of or to imply that any price increases will occur in the Company's securities.

     Voting Control; Potential Anti-Takeover Effect. The Company's shareholders do not have the right to cumulative voting in the election of directors. The Company is subject to Minnesota statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of the Company, which may hinder or delay a change in control of the Company.

                               USE OF PROCEEDS


     The Company intends to utilize the net proceeds after expenses from the exercise of the Warrants, estimated to be approximately $1,400,000 for day-to-day working capital requirements and a reduction in the Company's Revolving Credit Line. Borrowings under the Company's Revolving Line of Credit accrue interest at the bank's base lending rate plus 2.5% (10.75% as of June 30, 1996). The reduction of indebtedness upon application of the net proceeds of this offering will enhance the Company's capacity to finance development of the products, skills and technologies and further enable the Company to explore those strategic acquisitions necessary to achieve the Company's growth strategy. In this regard, on October 16, 1996, the Company signed a letter of intent to acquire substantially all the assets of an established, privately-held custom printing and graphic communications business located in the southwestern United States, which had revenues of approximately $3.0 million in its most recent fiscal year and a history of operating profits. The Company believes this potential strategic acquisition will give it the opportunity to expand its web-based document distribution market and its on-demand printing network with an established operation in the southwest. The acquisition, valued at approximately $1.8 million, is expected to consist of cash, IntraNet Solutions common stock and the assumption of certain liabilities. The Company and the sellers are currently negotiating a definitive agreement, however, there can be no assurance that such agreement shall ever be entered into, be on the terms set forth above, or that if entered into, will ever close.

     The foregoing represents the Company's best estimate of the use of the net proceeds of the offering based upon the current status of its business. Future events, including the problems, expenses, difficulties, complications, and delays frequently encountered by newer businesses, as well as changes in the economic climate and/or the Company's operations, may make revisions in the allocation of funds necessary or desirable. Any such revisions in the allocation of proceeds will be made at the discretion of the Board of Directors of the Company.

     The Company will not receive any proceeds from the sale of the shares being sold by the Selling Shareholders.

                                DIVIDEND POLICY

     To date, the Company has not declared or paid any dividends with respect to its capital stock, and the current policy of the Board of Directors is to retain any earnings to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on the Company's Common Stock in the foreseeable future. The Company's Revolving Credit Facility contains covenants which prevent the Company from paying cash dividends. Further, there can be no assurance that the operations of the Company will generate the funds needed to declare a cash dividend or that the Company will have legally available funds to pay dividends.

                                   DILUTION

     The net tangible book value of the Company (giving effect to the Merger as if it had occurred on June 30, 1996) as of June 30, 1996 was $2,749,905 or approximately $.37 per share. Net tangible book value represents the amount of the Company's tangible assets less all liabilities. Without taking into account any further changes in net tangible book value after June 30, 1996, other than to give effect to (i) the exercise of the Redeemable and Non-redeemable Warrants and (ii) the application of the net proceeds therefrom, the pro forma net tangible book value as of such date would have been $4,130,637 or approximately $.56 per share ($3,396,637 or approximately $.44 per share if only the Non-redeemable Warrants are considered and $3,283,905 or approximately $.43 per share if only the Redeemable Warrants are considered). This represents an immediate dilution to investors exercising Warrants of approximately $3.07 per share ($2.92 with respect to the Non-redeemable Warrants only and $3.57 with respect to the Redeemable Warrants only). "Dilution" represents the difference between the weighted average exercise price per share paid by investors exercising their Warrants and the Pro Forma Net Tangible Book Value. There can be no assurance that any or all of the Warrants will be exercised.





                                                   REDEEMABLE        NON-REDEEMABLE
                                       ALL          WARRANTS            WARRANTS
                                     WARRANTS         ONLY              ONLY (1)
Exercise price or weighted
average exercise price per
share                                  $3.63         $4.00              $3.36
Net tangible book value
per share before exercise               0.37          0.37               0.37
Increase per share
attributable to exercise                0.19          0.06               0.07
Pro forma net tangible book
value per share after exercise          0.56          0.43               0.44
Dilution of exercise price or
weighted average exercise
price per share                         3.07          3.57               2.92

----------------

(1) The per share exercise price of the Non-Redeemable Warrants is $9.00 with respect to 18,750 Non-Redeemable Warrants, $6.00 with respect to 19,400 Non-Redeemable Warrants, $4.00 with respect to 111,046 Non-Redeemable Warrants, $2.32 with respect to 43,077 Non-Redeemable Warrants, and $.294 with respect to 59,394 Non-Redeemable Warrants.

                                CAPITALIZATION


     The following table sets forth the Capitalization of the Company at June 30, 1996, as adjusted to reflect the exercise of all of the Warrants, and the receipt of the net proceeds therefrom. See Consolidated Financial Statements.

                                                                    PRO FORMA, AS
                                                                    -------------
                                            ACTUAL    PRO FORMA(1)  ADJUSTED(1)(2)
                                          ----------  ------------  --------------
Long-term debt, net of current portion      618,931       618,931          618,931
Stockholders' Equity (Deficiency):
Common stock,$.01 par value,
12,500,000 shares authorized, 2,513,355
shares issued and outstanding, 7,440,606
on a pro forma basis and 7,875,773,
pro forma, as adjusted                       25,133        74,404           78,758
Additional paid-in capital                   20,896     3,271,625        4,648,003
Retained earnings (deficit)                (308,113)     (308,113)        (308,113)
Unearned compensation                       (14,986)      (14,986)         (14,986)
                                          ---------    ----------       ----------
Total stockholders' equity (deficiency)    (277,070)    3,022,930        4,403,662
                                          ---------    ----------       ----------
Total capitalization                      $ 341,861    $3,641,861       $5,022,593
                                          =========    ==========       ==========

---------------

(1) Assumes completion of the Merger on June 30, 1996.  (See "Prospectus
    Summary")

(2) As adjusted to reflect the exercise of all of the Warrants and the receipt of the net proceeds therefrom. Does not include (i) 2,500,000 shares of Common Stock reserved for issuance under the Company's 1994-1997 Stock Option Plan of which 1,433,523 have been granted and (ii) 219,512 shares of Common Stock issuable upon exercise of certain warrants which shares are not registered hereunder. There can be no assurance that any or all of the Warrants will be exercised.

                          PRICE RANGE OF SECURITIES


     The Company's Common Stock, Redeemable Warrants and Units have traded separately in the over-the-counter market through the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbols INRS, INRSW, and INRSU, respectively, since July 31, 1996. Prior to the Merger, the Common Stock, Redeemable Warrants, and Units traded under the symbols MACG
MACGW and MACGU, respectively. Trading in the Redeemable Warrants will cease upon their exercise in full or upon their earlier redemption. The following table sets forth the range of high and low bid prices for the Common Stock, and Redeemable Warrants and Units for the periods indicated, as reported by NASDAQ. The quotes represent "Inter-Dealer" prices without adjustment or mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. On November 4, 1996, the last bid price of the Common Stock was $8.00. No Redeemable Warrants or Units traded on such date. As of November 4, 1996, the Company had approximately 125 record holders of Common Stock.




                                                        REDEEMABLE
                                          COMMON STOCK   WARRANTS        UNITS
                                           HIGH LOW      HIGH LOW      HIGH LOW
                                           ---- ---      ---- ---      ---- ---
Fiscal 1995:
------------
First Quarter ended 6/30/94              3.000  1.500  0.750  0.500  3.000   2.000
Second Quarter ended 9/30/94             3.750  1.000  1.500  0.375  4.500   1.750
Third Quarter ended 12/31/94             3.250  2.625  1.500  1.000  4.125   3.500
Fourth Quarter ended 3/31/95             7.750  2.500  1.750  1.000  6.250   3.000

Fiscal 1996:
------------
First Quarter ended 6/30/95              4.000  2.875  1.563  1.250  5.000   4.000
Second Quarter ended 9/30/95             6.250  3.000  3.5000 1.188  10.000  4.000
Third Quarter ended 12/31/95             14.000 5.000  10.250 2.750  20.500  8.500
Fourth Quarter ended 3/31/96             16.250 8.750  12.500 5.500  26.000 15.500

Fiscal 1997:
------------
First Quarter ended 6/30/96              23.500 9.500  18.500 5.250  43.000 17.000
Second Quarter ended 9/30/96             21.000 8.000  16.250 4.000  31.000 17.500
Third Quarter (through November 4, 1996) 10.500 6.000  6.000  3.000      NT

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     On July 30 and 31, 1996, the Company's predecessor, MacGregor Sports and Fitness, Inc. ("MSF") and IntraNet Integration Group, Inc., a Minnesota corporation ("IntraNet," formerly known as Technical Publishing Solutions, Inc. ("TPSI")) closed on a tax-free reorganization pursuant to which IntraNet became a wholly-owned subsidiary of the Company, and MSF changed its name to IntraNet Solutions, Inc. The transaction was accomplished through a tax-free reverse subsidiary merger whereby IntraNet merged with and into a wholly owned subsidiary of MSF, with IntraNet as the surviving corporation (the "Merger").

     The Company is a Minneapolis-based technology company focused on assisting large companies in designing and implementing open, integrated solutions for managing and distributing business-critical information across and outside their enterprises. The Company is divided into three distinct business groups, including: (i) IntraNet Integration Group which provides open client-server products to assist companies in managing their intellectual capital, including hardware and software products, as well as system installation, support and training; (ii) IntraNet Distribution Group, which offer customers various service for off-site electronic document warehousing, electronic demand publishing and multiple methods of digital distribution of information and
(iii) IntraNet Professional Services Group which is involved in product development, project management and customized software applications.

     Except for the historical information contained herein, certain matters discussed in this prospectus are forward-looking statements which involve risks and uncertainties, including, but no limited to, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices and other factors discussed in the Company's filings with the Securities and Exchange Commission. Therefore, if, for any reason, the Company's planned operations require more capital than anticipated, revenues do not increase as planned, or operating income is less than planned, the Company may need additional financing in order to maintain its operations. There can be no assurances that the Company would be able to obtain any such required financing, if and when needed, or that such financing, if obtained, would be on terms and conditions favorable or acceptable, to the Company.

RESULTS OF OPERATIONS

Quarter Ended June 30, 1995 Compared to the Quarter End June 30, 1996

     For the quarter ended June 30, 1996, total revenues increased to $4.2 million from $2.9 million for the same period in 1995, or $1.3 million (46.6%). This increase resulted primarily from increases in hardware integration revenues of $1.0 million ($1.4 million in 1995 compared to $2.4 million in 1996) and increased distribution service revenue of $400,000 ($300,000 in 1995 compared to $700,000 in 1996). The Company's software, technical and support revenues declined slightly, primarily due to a focus on development of proprietary software products.

     Cost of hardware integration revenues was $1.2 million for the first quarter of 1995 and $2.0 million for the first quarter of 1996. Cost of hardware integration revenues as a percent of hardware integration revenues was 83.2% for the first quarter of 1995 compared to 83.7% for the first quarter of 1996.

     Cost of software, technical services, and support revenues was $700,000 for both the first quarter of 1995 and 1996. Cost of software, technical services, and support revenues as a percent of software, technical services, and support revenue was 59.1% for the first quarter of 1995 compared to 67.9% for the first quarter of 1996. Lower margins on software, technical services and support were primarily due to competitive pricing on non-custom software products and lower technical service billings.

     Cost of distribution services revenue was $200,000 for the first quarter of 1995 compared to $500,000 for the first quarter of 1996. Cost of distribution services revenues as a percent of distribution services revenue was 70.1% for the first quarter of 1995 compared to 75.0% for the first quarter of 1996. Lower margins on distribution services were primarily due to large fixed costs associated with additional high speed laser printing devices and expansion costs related to the opening of locations in Denver and Boston.

     Sales and marketing expenses were $400,000 for the first quarter of 1995 compared to $600,000 for the first quarter of 1996. Sales and marketing expenses as a percent of total revenues were 12.4% for the first quarter of 1995 compared to 13.9% for the first quarter of 1996. Sales and marketing expenses increased as a percent of revenues primarily due to increases in staffing and marketing programs.

     General and administrative expenses increased by $100,000 from $300,000 for the first quarter of 1995 compared to $400,000 for the first quarter of 1996. General and administrative expenses as a percent of total revenue were 10.2% for the first quarter of 1995 compared to 9.8% for the first quarter of 1996.

     Research and development expenses were $100,000 for the first quarter of 1995 compared to $300,000 for the first quarter of 1996. Research and development expenses as a percent of total revenue were 4.1% for the first quarter of 1995 and 6.2% for the first quarter of 1996. Total research and development expenses increased $200,000 for the first quarter of 1996 compared to 1995 due to a focus on development of proprietary software products.

Year Ended March 31, 1995 compared to the Year Ended March 31, 1996

     In fiscal 1996, total revenues increased to $14.2 million from $10.4 million in fiscal 1995, or $3.8 million (36.3%). This increase related primarily to increases in hardware integration revenues of $3.2 million ($5.0 million in fiscal 1995 compared to $8.2 million in fiscal 1996) and increased on-demand printing service revenue of $800,000 ($700,000 in fiscal 1995 compared to $1.5 million in fiscal 1996). The Company's on-demand printing subsidiary (formed in August of 1994) operated for only eight months of the comparable 1995 fiscal period. Software, technical and support revenues declined by approximately $200,000 ($4.7 million in fiscal 1995 compared to $4.5 million in fiscal 1996) primarily due to a focus on development of proprietary software products.

     Cost of hardware integration revenues was $4.4 million in fiscal 1995 and $6.8 million in fiscal 1996. Cost of hardware integration revenues as a percent of hardware integration revenues was 86.7% in fiscal 1995 compared to 82.9% in fiscal 1996. Higher margins on hardware integration revenues were achieved primarily by taking advantage of larger vendor discounts and other volume incentives.

     Cost of software, technical services, and support revenues were $2.9 million in fiscal 1995 and $2.8 million in fiscal 1996. Cost of software, technical services, and support revenues as a percent of software, technical services, and support revenue was 60.8% in fiscal 1995 compared to 61.9% in fiscal 1996. Lower margins on software, technical services and support were primarily due to competitive pricing on non-custom software products and lower technical service billings.

     Cost of on-demand printing services revenue was $400,000 in fiscal 1995 compared to $1.1 million in fiscal 1996. Cost of on-demand printing services revenues as a percent of on-demand printing services revenue was 53.6% in fiscal 1995 compared to 73.4% in fiscal 1996. Lower margins on on-demand printing services were primarily due to larger fixed costs associated with a second high speed laser printing device added in January, 1995.

     Sales and marketing expenses were $1.2 million in fiscal 1995 compared to $1.8 in fiscal 1996. Sales and Marketing expenses as a percent of total revenues were 11.9% in fiscal 1995 compared to 12.8% in fiscal 1996. Sales and marketing expenses increased as a percent of revenues primarily due to increases in staffing and marketing programs.

     General and administrative expenses increased by $300,000, from $900,000 in fiscal 1995 compared to $1.2 million in fiscal 1996. General and administrative expenses as a percent of total revenue were 8.8% in fiscal 1995 compared to 8.3% in fiscal 1996. Increases in general and administrative expenses were primarily attributable to growth in the business infrastructure including an overall 46% increase in staffing.

     Research and development expenses were $300,000 in fiscal 1995 compared to $500,000 in fiscal 1996. Research and development expenses as a percent of total revenue were 3.3% in fiscal 1995 and 3.5% in fiscal 1996. Total research and development expenses increased $200,000 in fiscal 1996 compared to fiscal 1995 due to a focus on development of proprietary software products.

     Depreciation and amortization expense was $100,000 in fiscal 1995 compared to $159,000 in fiscal 1996. Depreciation and amortization expense increased by $59,000 in fiscal 1996 compared to fiscal 1995 primarily due to the acquisition of office and computer equipment.

     Interest expense was $100,000 in fiscal 1995 compared to $200,000 in 1996. Interest increased by $100,000 in fiscal 1996 compared to fiscal 1995 primarily due to increased borrowings under the Company working capital revolving line of credit.

LIQUIDITY AND CAPITAL RESOURCES.

     Since its inception and prior to the Merger (see financial statement note
3), the Company has funded its operations primarily through revolving working capital and term loans through banking institutions and capital equipment leases. In December 1995, the Company issued $550,000 of unsecured convertible notes to a limited number of accredited investors. The unsecured notes accrued interest rate of 10%, and were converted into Common Stock immediately prior to the Merger at a rate of $6.00 per share. See "Prospectus Summary."

     As of June 30, 1996 the Company had cash and cash equivalents of $146,407. Net cash used in operating activities for the quarter ended June 30, 1995 was $272,000 compared to net cash provided by operations for the quarter ended June 30, 1996 of $5,000. Capital expenditures for the quarters ended June 30, 1995 and 1996, including equipment financed with capital lease obligations, were $88,000 and $234,000 respectively.

     The Company's revolving working capital line of credit allows for borrowings of up to $1.5 million based on available collateral with interest at the bank's base lending rate plus 2.5%. At June 30, 1996, the Company had advances of $1.5 million, which are due on demand. At June 30, 1996, the Company also had a term loan outstanding in the amount of $183,338. The term loan requires monthly principal payments of $8,333 plus interest at the bank's base lending rate plus 2.5%. At June 30, 1996 the Company also had a demand note payable to its majority stockholder in the amount of $27,500 which accrues interest at a rate of 12%.

     The Company acquired a substantial portion of its distribution services production equipment with capital lease obligations. These leases require total monthly payments of $19,556 and carry interest rates between 14.6% and 16.6%. The Company also has a long-term consulting agreement with a former stockholder that requires monthly payments of $10,300 through July 2000.

     The Company believes that the approximately $3.0 million in gross proceeds it derived from the Merger along with its existing line of credit, will meet only its immediate anticipated needs for working capital and capital expenditures. The Company plans to expand its distribution group concept to regional centers throughout the United States over the next three years. The Company also plans to evaluate several potential acquisitions, primarily in complimentary software development areas, which it believes are necessary to expand its presence in the document management marketplace. Future financings, if needed to pursue such short-term objectives, may result in dilution to holders of Common Stock. It is anticipated that funds required for future acquisitions and expansion will be provided from operating cash flow, the proceeds expected from future debt or equity financings and proceeds from future borrowings. However, there can be no assurance that suitable acquisitions candidates will be identified by the Company in the future, that suitable financing for any such acquisitions or expansion can be obtained by the Company or that any such acquisitions or expansions will occur.

                                   BUSINESS


GENERAL

     The Company is a Minneapolis-based technology company focused on assisting large companies in designing and implementing open, integrated solutions for managing and distributing business-critical information across and outside their enterprises. The Company is divided into three distinct business groups, including: (i) IntraNet Integration Group which provides open client-server products to assist companies in managing their intellectual capital, including hardware and software products, as well as system installation, support and training; (ii) IntraNet Distribution Group, which offer customers various service for off-site electronic document warehousing, electronic demand publishing and multiple methods of digital distribution of information and
(iii) IntraNet Professional Services Group which is involved in product development, project management and customized software applications.

     The Company's products and services provide integrated solutions for the management and distribution of business-critical information contained in documents. The Company has focused its marketing efforts toward large companies who have begun to more aggressively reengineer their business processes. The Company believes that as the trend toward network-based computing environments as the primary computing resource continues, the demand for its products, especially its recently developed proprietary products, will continue. The Company delivers its products primarily through a direct sales force and currently has more than 250 clients, principally in the Fortune 1000. The Company currently has operations in Minneapolis, Atlanta, Boston, Denver, Milwaukee and Phoenix.

     On July 30 and 31, 1996, the Company's predecessor, MacGregor Sports and Fitness, Inc. ("MSF") and IntraNet Integration Group, Inc., a Minnesota corporation ("IntraNet," formerly known as Technical Publishing Solutions, Inc. ("TPSI")) closed on a tax-free reorganization pursuant to which IntraNet became a wholly-owned subsidiary of the Company, and MSF changed its name to IntraNet Solutions, Inc. The transaction was accomplished through a tax-free reverse subsidiary merger whereby IntraNet merged with and into a wholly owned subsidiary of MSF, with IntraNet as the surviving corporation (the "Merger").

INTRANET INTEGRATION GROUP

     The IntraNet Integration Group provides open, client-server products to help companies manage their intellectual capital. Data communications integration consists of consulting, design and implementation of local area networks, wide area networks, client/server environments and other data and image communications applications. These products range from powerful hardware and software for solid system foundation and disaster recovery to off-the-shelf, custom and proprietary Company software for document creation, management, and distribution. Until 1994, all of these solutions were sold to the Company's customers for use internally, running on customer's internal networks or "intranets". IntraNet Integration Group revenues currently represent approximately 57% of the Company's total revenues.

INTRANET DISTRIBUTION GROUP

     In 1994, the Company expanded its services to include off-site production and distribution services by forming a wholly-owned subsidiary, IntraNet Distribution Group, Inc. (formerly known as DocuPro Services, Inc., "IDG").
IDG is a full-service demand publishing organization providing management and control of document-based information, using the latest technology for automating the publishing process, and sophisticated systems for remote document management -- both of which help organizations manage information better, reduce costs, save time, and prevent document waste by allowing customers to take advantage of digital document management and distribution technology with a minimal incremental investment, along with the added benefit of maximizing their current technology investments. The range of IDG's available products and services includes demand printing services, ranging from printing and bindery to order fulfillment and shipping; secure document warehousing and remote revision control and Internet publishing and electronic delivery services including CD-ROM distribution applications, and Web access services for distributing information using World Wide Web technology over a private network or using the Internet. IDG also provides installation and support and education to help organizations maximize their investments. IDG's revenues currently represent approximately 16% of the Company's total revenues.

INTRANET PROFESSIONAL SERVICES GROUP

     The IntraNet Professional Services Group concentrates its efforts in the area of application development and software customization for organizations with complex or demanding information management needs. As an integrator of document management solutions, the Company's professional services group automate repetitive or time-consuming tasks, or create custom-tailored interfaces to suit a customer's document management needs. Examples of this type of application development include: Web creation and management tools; engineering data management; automatic parts catalog generation; custom installers and viewers; automated document conversion and format clean-up; application integration; and project management.

PRODUCTS

     The Company has also jointly and independently developed a proprietary line of software that seeks to make unstructured business data more accessible to the ultimate consumer of a client's "corporate knowledge." The Company's proprietary software product line includes: the Intra.doc! management system, which automates the process of intranet web generation for the management and viewing of unstructured business data using internet technology; the IntraNet Remote Print Manager(TM) system which allows customers to manage and order on-demand printing remotely using World Wide Web technology; and the IntraNet Order Management(TM) system which facilitates the placement of print orders for organizations that have multiple locations, such as retail chains.

     The Intra.doc! (TM) Management System

     The Company recently launched the release of a comprehensive system for automatic management of documents on an internal or external World Wide Web site called the Intra.doc! management system ("Intra.doc!(TM)"). Through the Intra.doc!(TM) management system, a company can now automates the process of IntraNet web generation for the management and viewing of unstructured business-critical data using Internet technology. The Intra.doc!(TM) management system also reduces the cost and time required to launch and maintain a content-oriented Web site by automating hyperlink generation and content updates and therafter continually updating a Web site with the most current information.

     The Company believes that Intra.doc! is able to fill a gap in current "common gateway interface" ("CGI") technology between the repository of business data, and the searching and viewing needs of Web site users. CGI-only solultions are limited in their inability to use H TM L menu hierarchies. Thus CGI users can view documents in the repository but often must do searches manually, depending on the limitations of the repository. The Intra.doc!(TM) management system overcomes both concerns by generating H TM L links automatically and providing Web access to the information repository. It refines the source documents directly into web-ready formats using architecture that overcomes problems of volume, organization, and timely updates. Widely diverse document types are automatically converted into one virtually universal format for information searching and sharing.

     This system is designed to move information through a three-layer architecture. First, information in various formats is placed in repository called the IntraNet Web Library, where it is structured and organized. Second, information is converted by the IntraNet Web Refinery(TM) software and Document Refinery(TM) software to the common HTML menu hierarchies and PDF or other formats necessary for controlled publishing to a Web site. Third, users with Netscape and other common Internet browsers can use easy navigational menus to access the information they need, when they need it.

     The Intra.doc! (TM) management system also eliminates the need to manually generate links and navigation aids, overcomes database querying limitation, provides revision control, allows diverse document types to be accessible on a Web, and continually updates the site with the most current information. Viewing capabilities are significantly expanded with the use of Intra.doc! (TM). Any user on the system can view a document created in virtually any application without having the origin software loaded on their desktop.

     When maintaining a Web site with the Intra.doc!(TM) management system, the labor-intensive tasks of making information Web-ready are automated. More importantly, the information itself becomes more accessible, up-to-date, and meaningful to the users, while still preserving controls necessary for data security.

     Unless well-managed and well-structured, web managers find that more data can actually mean a less useful system. Web sites become burdensome and frustrating to control, uncommon document types such as CAD files cannot be accommodated on the system, and the higher the volume of information, the more labor-intensive the task. Many organizations are researching internal Web sites as a means of controlled access to vital business data, but while nearly all companies acknowledge they need document management systems to remain competitive, many organization express concerns about the investment in research, hardware, software, implementation, training and maintenance of the system, and companies worry that today's technology will not adapt to tomorrow's needs. The Intra.doc!(TM) management system attempts to addresses each of these concerns.

     The Company's Intra.doc!(TM) management system reduces the cost of deployment, and the architecture of the system is specifically designed to allow for future needs, such as increasing volumes of information, new and diverse document types, and advances in Web technology. Intra.doc!(TM) provides an information flow that structures and manages high volumes of data for timely, organized knowledge distribution.

     The Company believes that the following features of the Intra.doc!(TM) management system may provided advantages over existing technologies:

       - The IntraNet Web Library. The IntraNet Web Library feature of the Intra.doc!(TM) management system is a storage and control repository for information that allows document-based data to be custom-structured to suit the needs of users. Information is checked into the Web Library, where meta-data for each document -- such as its format, version, title, subject and group -- is recorded. In the Web Library, the meta-data is used to organize files so that different groups within an organization can find the information they need, when they need it. For example, an engineering and manufacturing firm might need to retrieve data by part number for the manufacturing group, by catalog number for the sales and marketing group, by drawing file name for the engineering group, and by vendor name for the purchasing group. Without hierarchical structure, this would be unmanageable. With the Intra.doc!(TM) management system, an ever-expanding quantity of information can be accommodated and organized.

       -  The IntraNet Web Refinery and Document Refinery.  The IntraNet
          Web Refinery and Document Refinery features of the Intra.doc!(TM) management system work in concert to press the data out to a Web site for use either as an internal means of sharing information, or to a public Web site for use by customers or others outside the organization. The Intra.doc!(TM) management system automatically generates the hyperlinks, navigation tools, file formats and information protocols necessary for genuine Web-readiness. This system is based on the most commonly accepted standards for the flow of information. The Web Refinery uses the meta-data for each document to control the retrieval and organization of information. It configures the meta-data to meet the HTML standards for World Wide Web publishing, generating the hyperlinks and navigational aids. At the same time, the Document Converter retrieves the document itself, converting it to the PDF/Acrobat format that has the ability to preserve the graphic look, feel, and layout of a document. Because information is automatically made Web-ready, documents become accessible on the Web without delay, ensuring that the most up-to-date information is available to users.

       - Expanded Viewing Capabilities. With the Intra.doc!(TM) management system, viewing capabilities are expanded. Any user on the system can view a document created in virtually any application. The user need not have a CAD program loaded on their desktop to view a CAD drawing. Data security is still well-protected. Restrictions can be placed on any document or user to prevent viewing without permission, and to restrict editing permissions to specific users.

     IntraNet Remote Print Manager(TM)

     In November of 1995 the Company introduced its proprietary IntraNet Remote Print Manager(TM) ("RPM") system. This interface allows customers to "check in," electronically order and then retrieve documents for revision using a data vault system that controls accuracy and security.

     Using a data vault system that controls accuracy and security, users of the interface can send copies of documents -- either electronically or physically -- to IDG for electronic document warehousing. Once the documents have been stored, customers then access them via the Internet or with a modem, retrieve then to the users' desktop for revision or viewing in their native applications - Interleaf documents into Interleaf, Printerleaf files into WorldView, CAD drawings into their original CAD program, and so forth.

     The security and integrity of the documents are insured while warehoused; passwords are used to restrict access to authorized users, and offsite storage of valuable documents provides an added backup in case of disaster. Once the revisions are complete, the documents are checked back into the vault, where revision histories are controlled and kept. The latest information is stored there for viewing or editing by authorized users. This system can also be used for high-speed PostScript output of large or frequently produced documents. The RPM interface gives users an easy mechanism for check-in, check-out, and viewing of information from document repositories such as the Interleaf relational Document Manager (RDM) vault.

     Using the abilities of the data vault, customers can view and confirm documents prior to printing, improving accuracy and timeliness. Because complete bindery and print support services are also available, virtually every aspect of a print job can be ordered remotely. Finished printed documents can be shipped directly from IDG and electronic documents can be sent via the World Wide Web. Using IntraNet RPM to access and revise documents over the Internet is ideal for companies with remote locations, remote customer sites, or distribution channels.

     IntraNet Order Management(TM)

     The IntraNet Order Management(TM) system facilitates the placement of print orders for organizations that have multiple locations, such as retail chains. Each location can order according to their needs, while the central office receives accurate cost-accounting reports by location.

SUPPLIERS

     To date, the majority of the hardware and software products sold by the Company have been through reseller arrangements with Sun Microsystems, Inc. ("Sun") and Interleaf, Inc. ("Interleaf'), although the Company maintains its own internal development staff which has provided the customization required by a significant number of implementations, as well as the research and development of its recently introduced proprietary products.

     The Company has been named Sun's exclusive sales representative for all public and private educational institutions in Minnesota and Wisconsin. Sun is one of the leading providers of IntraNet hardware and software, and is the industry's most popular platform for software development and other Unix applications. The Company also sells other Sun equipment for applications such as computational and analysis server platforms, high-end computer simulation and physical modeling, Internet services, and other demanding technologies.

     The Company has also partnered with Interleaf, to expand the North American sales and marketing channels for Intra.doc!(TM). Interleaf, one of the world's leading provider of enterprise-wide document management solutions, will add the new NT-based application to its current line of web-enabled document applications. The Intra.doc!(TM) management system allows the World Wide Web to become a low-cost, workgroup access point for easy exchange of business-to-business information, while offering a growth path into Interleaf's enterprise document management system.

     The Intra.doc!(TM) management system provides crucial document management capabilities not currently offered in Web management tools. The program automatically places documents into a Web-ready format while preserving the formats in which the documents were created. Additionally, the system automatically indexes and creates the Web hyperlinks that make it possible to navigate through the information.

     The Intra.doc!(TM) management system has already enabled for Interleaf's RDM system which gives customers a smooth path from a departmental document management solution into a comprehensive enterprise system with configuration management, workflow, integrated batch output choices and hundreds of vertical application solutions. The Intra.doc!(TM) management system is also compatible with Interleaf's authoring, electronic distribution, Web publishing and filter products. The Intra.doc!(TM) management system is a business-to-business intranet/internet application that uses Web technology to distribute information. It eliminates the need to manually generate links and navigational aids; continually updates the Web site with the most current information; permits secure file management and revision control; overcomes database querying limitations; allows diverse documents (including those in CAD formats) to be accessible and linked on a Web; allows simultaneous access to multiple repositories of information; allows users to search for and view business information from any location; and reduces the cost of installation and day-to-day management of business information on a Website. All an authorized user needs to access the site is a standard Web browser and a Web document viewer.

SALES AND MARKETING

     The Company believes that as the trend toward network-based computing environments continues, the demand for its products, especially its recently developed proprietary products, will continue. The Company's marketing strategy entails emphasizing and leveraging its competitive advantages with an aggressive direct sales approach, combined with seminar selling, media advertising, and regional direct mail campaigns. Additionally, the Company is developing an "alternate channels" marketing strategy for its software products, allowing third-party organizations to market the product in strategic niches and geographical areas.

     A substantial part of the Company's growth strategy is geographic expansion of its Distribution Group which the Company hopes to accomplish through continued development of existing sites while increasing national presence with expansion into new cities. A national presence should afford the Company an "electronically ship then print" approach to document distribution in order to offer its customers faster time to market and decreased shipping costs. To facilitate this expansion, the Company has established a sales training program to reduce training lead-time and increase salesperson effectiveness.

     The Company intends that as its expansion continues, it will install its proprietary technology at each new site; documented processes from the Minneapolis facility will be used to increase operational effectiveness; a centralized accounting and production workflow system will be used by all facilities, as well as delivery of a centralized technical systems administration to remote sites through a high-speed frame relay network.

RESEARCH AND DEVELOPMENT

     The Company has divided its software development personnel into two departments - Custom Applications, focused on providing billable services, and Research and Development, focused on IntraNet applications for resale. The two primary software products that are currently the focus of its research and development team are the Intra.doc!(TM) management system, the web-based document control and distribution system, and the IntraNet Remote Print
Manager (TM), for web-accessed remote print management and ordering.

     The Intra.doc!(TM) management system is designed to automatically control and distribute documents for viewing on a web site. The product was in development much of 1996, with the initial release of the first commercial off-the-shelf version, in August 1996. The Company is currently developing a revised version with 32-bit support and enhancements, as well as improved marketing collateral and manuals. This version should be commercially available in the fourth calendar quarter of 1997.

     Intra.rpm!(TM) system is a web-based tool used by customers of the Distribution Group for checking files into and out of the IntraNet Library over the internet, ordering documents for on-demand publishing, and consolidation of orders within an Oracle database to increase efficiency in production. The Company is presently focused on expanding this software in an effort to increase the market for Distribution sales, as well as to create a product to be sold by the

Company's resellers. An update version of the Intra.rpm! system is currently in development and is scheduled to be released prior to the end of 1996.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     The Company has applied for trademark registration for the following marks: INTRANET, INTRANET SOLUTIONS, DOCUMENT REFINERY, WEB REFINERY, WEB VAULT, Intra.doc!, Intra.plt!, Intra.img! and Intra.rpt!. There can be no assurance that any trademarks which have been applied for but not yet issued will be issued. In the absence of trademark protection, the Company may be unable to take advantage of the brand name recognition it is attempting to build. Further, even if all trademarks applied for are issued, there can be no assurance that such trademarks will prove valuable to the Company.

     In the absence of significant patent or copyrights protection, the Company may be vulnerable to competitors who attempt to develop functionally equivalent products. Although the Company believes that it has all rights necessary to market its products without infringing upon any patents, copyrights or trademarks held by others, there can be no assurance that conflicting patent, copyright or trademark rights do not exist. The Company relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company's can meaningfully protect its trade secrets.

     It is the Company's policy to require its employees, consultants, and advisors to execute confidentiality agreements upon the commencement of employment or other relationships with the Company. These agreements include standard non-disclosure and non-competition provisions prohibiting employees or former employees from disclosing the Company's Confidential Information (as defined therein) and prohibiting employees, and former employees for a period of one year following termination of their employment with the Company from organizing or participating in a Competing Business (as defined therein) or developing or selling Competing Products (as defined therein).

ACQUISITIONS

     The Company plans to expand its distribution group concept to regional centers throughout the United States over the next three years. The Company also plans to evaluate several potential acquisitions, primarily in complimentary software development areas, which it believes are necessary to expand its presence in the document management marketplace. Recently, on October 16, 1996, the Company signed a letter of intent to acquire substantially all the assets of an established, privately-held custom printing and graphic communications business located in the southwestern United States, which had revenues of approximately $3.0 million in its most recent fiscal year and a history of operating profits. The Company believes this potential strategic acquisition will give it the opportunity to expand its web-based document distribution market and its on-demand printing network with an established operation in the southwest. The acquisition, valued at approximately $1.8 million, is expected to consist of cash, IntraNet Solutions common stock and the assumption of certain liabilities. The Company and the sellers are currently negotiating a definitive agreement, however, there can be no assurance that such agreement shall ever be entered into, be on the terms set forth above, or that if entered into, will ever close.

     Future financings, if needed to pursue such short-term objectives, may result in dilution to holders of Common Stock. It is anticipated that funds required for future acquisitions and expansion will be provided from operating cash flow, the proceeds expected from future debt or equity financings and proceeds from future borrowings. However, there can be no assurance that suitable acquisitions candidates will be identified by the Company in the future, that suitable financing for any such acquisitions or expansion can be obtained by the Company or that any such acquisitions or expansions will occur.

COMPETITION

     Some of the Company's competitors currently marketing products into the document management market are more established than the Company and have the benefits of pre-existing relationships with potential customers and greater name recognition than the Company. Some of the Company's current and potential competitors have significantly greater technical, financial, and marketing resources than the Company. Although the Company believes it competes effectively with respect to such factors, there can be no assurance that the Company will have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future.
The market is highly competitive and characterized by rapid innovation and technological change. The Company's products were specifically designed to meet the needs of the document management market, but other companies have also introduced or announced the development of products designed to address the same markets as the Company's products. The Company's ability to maintain a competitive position will also depend on its ability to develop enhancements and upgrades to its existing product line.

EMPLOYEES

     At June 30, 1996, the Company had approximately 100 employees. No employee of the Company is currently represented by a labor union. Management considers its employee relations to be good.

PROPERTIES

     The executive offices of the Company and its subsidiaries are located in Eden Prairie, Minnesota, where the Company leases approximately 42,000 square feet of office and warehouse space. The Company also has office and warehouse space in Milwaukee, Wisconsin, where the Company leases approximately 14,000 square feet, Denver, Colorado where the Company leases approximately 6,000 square feet of office space, and Boston, Massachusetts where the Company leases approximately 3,000 square feet of office space. The Company believes that the above mentioned facilities are adequate and suitable for its current needs.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceeding.

                                  MANAGEMENT



DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to each of the directors and executive officers of the Company.



     NAME                     AGE           POSITION(S) HELD
     ----                     ---           ----------------
Robert F. Olson                40  President, Chief Executive Officer and
                                   Chairman of the Board
Ronald E. Eibensteiner         45  Director
Henry Fong                     59  Director
David D. Koentopf              52  Director
Jeffrey J. Sjobeck             36  Chief Financial Officer, Secretary and Director
John Coleman                   39  Vice President of Sales and Marketing


     ROBERT F. OLSON. Mr. Olson, age 40, serves as the Company's President and Chief Executive Officer. Prior to the Merger, Mr. Olson served as TPSI's Founder, President, Chief Executive Officer and Chairman of the Board of Directors since its inception in April 1990. From 1987 to 1990, Mr. Olson served as the General Manager of the Greatway Communications Division of Anderberg-Lund Printing Company, an electronic publishing sales and services organization. From 1981 to 1987, Mr. Olson was involved in several electronic publishing service and resale start-up organizations in general management and marketing capacities. From 1979 to 1981, Mr. Olson served as Large Account Sales Representative of Burroughs Corporation.

     RONALD E. EIBENSTEINER. Since 1983, Mr. Eibensteiner, age 45, has been involved in the formation of several technology companies and, as president of Wyncrest Capital, Inc., has been a seed investor in numerous development stage companies. Mr. Eibensteiner is a co-founder and a director of Diametrics Medical, Inc., a manufacturer of blood gas systems; IVI Publishing, Inc., an electronic publisher of health and medical titles in interactive multimedia formats; Reality Interactive, an electronic publisher of Quality information for Fortune 5000 companies; and was Chairman of Prodea Software Corporation, a data warehousing software company, until its sale to Platinum Technology, Inc. in January, 1996. Mr. Eibensteiner is also currently Chairman of Rezound Media, Inc. and a Director of Bank Windsor. He also co-founded Arden Medical Systems, Inc. in 1983 and served as its Chief Financial Officer until its sale to Johnson & Johnson in 1987.

     HENRY FONG. Mr. Fong, age 59, a founder and promoter of the entity that merged with and into MSF on December 30, 1991, served as its Chairman of the Board of Directors and Treasurer from February, 1991, until the merger, at which time he was elected Chairman of the

Board and Secretary of MFS. From July 1989 until September 1990, he served as a Director of MacGregor Sports, Inc., the wholly-owned operating subsidiary of MacGregor Sporting Goods Corporation, which on February 15, 1991, filed for protection under Chapter 11 of the United States Bankruptcy Code. Mr. Fong has been the President, a Director and controlling shareholder of Equitex, Inc., a Denver-based business development company, since January 1983. He has been the President, Chief Executive Officer and a Director of Roadmaster Industries, Inc., since 1987. Equitex and Roadmaster are subject to SEC reporting requirements.

     DAVID D. KOENTOPF. Since 1993, Mr. Koentopf, age 52, has been a private investor and business consultant to several companies primarily in industrial and health care related industries. Mr. Koentopf is currently Chairman of the Board of Everest Medical Corporation, a manufacturer of electrosurgical instruments and related medical devices. Mr. Koentopf serves as a director of Arden Industrial Products, Inc., a national distributor of fasteners to the industrial market, and LifeRate Systems, Inc., a developer of software operating systems for the health care industry. From 1985 to 1992, Mr. Koentopf served as President and Chief Operating Officer of Lifetouch, Inc., the largest school photography business in the United States. From 1975 to 1985, Mr. Koentopf served in a number of executive positions for Steiger Tractor, Inc., including President and Chief Executive Officer from 1979 to 1985.

     JEFFREY J. SJOBECK. Mr. Sjobeck, age 36, serves as the Company Chief Financial Officer and Secretary. Prior to the Merger, Mr. Sjobeck served as Director of TPSI since June 1995 and Chief Financial Officer of TPSI since December 1994. From June 1993 to November 1994, Mr. Sjobeck served as Chief Financial Officer of Innovative Gaming Corporation of America. From June 1990 to May 1993, Mr. Sjobeck served as Controller and Chief Financial Officer of James Phillips Company. From October 1984 to May 1990, Mr. Sjobeck was employed in the Audit and Accounting division of Coopers & Lybrand LLP. From August 1982 to September 1984, Mr. Sjobeck was an accountant for Larson, Allen & Weishair & Co.


     JOHN R. COLEMAN. Mr. Coleman, age 39, serves as the Company's Vice President of Sales and Marketing. Prior to the Merger, Mr. Coleman served as Vice President of Sales and Marketing for TPSI since September 1995. From October 1989 to August 1995, Mr. Coleman served as Major Account OEM Sales Manager and District Sales Manager for Sun Microsystems. From December 1986 to September 1989, Mr. Coleman served as Strategic Accounts Marketing Manager of Intel Corporation.


DIRECTORS AND COMMITTEES

     The Board of Directors has an Audit Committee comprised of Messrs. Eibensteiner, Fong and Koentopf. The Audit Committee recommends to the Board of Directors the appointment of independent auditors, reviews and approves the scope of the annual audit of the Company's financial statements, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews and approves major accounting policies and significant internal accounting control procedures.

     The Board of Directors also has a Compensation Committee comprised of Messrs. Eibensteiner, Fong and Koentopf. The Compensation Committee reviews and recommends compensation of officers and directors, administers stock option plans and reviews major personnel matters.

EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation paid or accrued during the fiscal years ended March 31, 1996, 1995 and 1994 for the Company's Chief Executive Officer (the "Named Executive Officer"). No other executive officer had aggregate cash compensation, determined in accordance with Item 402(a)(2) of Regulation S-B, in excess of $100,000:

                                                SUMMARY COMPENSATION TABLE
                                                   ANNUAL COMPENSATION

                                              FISCAL  SALARY      ALL OTHER
        NAME AND PRINCIPAL POSITION            YEAR     $      COMPENSATION$(1)
                                              ------  -------  ----------------

Robert F. Olson                                 1996  111,083        14,382
President and Chief Executive Officer           1995  108,282         9,609
                                                1994  105,000         8,009

     (1) Represents matching contributions by the Company under the Company's 401(k) Savings Incentive Plan, term life and disability insurance premiums.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The Named Executive Officer did not receive any option grants in the last fiscal year.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

     The Named Executive Officer did not exercise any stock options in the last fiscal year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Stock Option and Compensation Committee (the "Compensation Committee") consists of Messrs. Eibensteiner, Fong and Koentopf. There were no "interlocks" within the meaning of the rules and regulations of the SEC.

EMPLOYMENT AGREEMENTS

     In July, 1996, the Company entered into three-year employment agreement with each of Robert F. Olson, the Company's President and Chief Executive Officer, and Jeffrey J. Sjobeck, the Company's Chief Financial Officer. Mr. Olson receives an annual base salary of $155,000 and Mr. Sjobeck receives an annual base salary of $75,000, and each has the opportunity to earn performance-related bonuses, including stock options issued pursuant to the Company's 1994-1997 Stock Option Plan. Pursuant to their respective agreements, neither Mr. Olson nor Mr. Sjobeck may disclose confidential information about the Company and each has agreed not to compete with the Company for a two-year period after any termination of employment. The Company may terminate either Mr. Olson's or Mr. Sjobeck's employment without "cause" upon 120 days' written notice to the Board of Directors. In the event of any such termination, Mr. Olson will be entitled to receive severance compensation equal to the greater of six months of his base salary or the balance of the compensation due and owing to him under his employment agreement, and Mr. Sjobeck will be entitled to 120 days' severance pay.

                              STOCK OPTIONS PLANS

     The Company adopted and shareholders approved as a condition to the Merger, the 1994-1997 Stock Option and Compensation Plan (the "Plan") for officers, directors (excluding outside directors), employees and certain key consultants and advisors of the Company. The purpose of the Plan is to enhance shareholder value and to advance the interests of IntraNet by furnishing a variety of economic incentives (the "Incentives") designed to attract, retain and motivate those persons eligible for Incentives under the Plan. Incentives under the Plan consist of opportunities to purchase or receive shares of IntraNet Common Stock, monetary payments or both.

     The Plan is administered by either a stock option committee of disinterested persons of the Board of Directors of IntraNet (the "Committee"), or by the entire IntraNet Board of Directors until such time as a Committee is formed and established. The Committee, or the Board, as the case may be, has complete and final authority with respect to the interpretation and administration of the Plan. Immediately after the effective date of the Merger approximately 70 persons, currently in the employ of the Company, or in key consulting relations with it (or with its subsidiaries or affiliates), became eligible to participate in the Plan. Eligibility for Incentives under the Plan is determined by the Committee, or the Board, as the case may be, with respect to both individuals and groups based on a variety of criteria, including, but not limited to, pay grade, job performance, job responsibility, length of service and various other factors that the Committee, or the Board, may deem appropriate at the time of granting any Incentives. To date, the Company estimates that grants of Incentives to 60 persons currently in its employ have been made in the form of non-statutory or non-qualified stock options.

     Incentives under the Plan may be granted in any one or more or any combination of the following forms, as determined by the Committee, or the Board, as the case may be: (a) incentive stock options; (b) non-statutory or non-qualified stock options; (c) stock appreciation rights; (d) stock awards;
(e) restricted stock awards; (f) performance shares; and (g) cash awards (collectively hereinafter the "Incentives"). Prices and expiration dates of, and material conditions to, the granting of options under the Plan shall be determined by the Committee, or the Board, based on its assessment of employment, tax and other financial factors affecting IntraNet from time to time. Incentives granted under the Plan shall generally not be transferable. Subject to certain adjustments, the maximum number of shares of Common Stock that may be issued under the Plan is 2,500,000. Generally, an optionee may pay the exercise price to exercise a stock option in the form of cash or the surrender of shares of Common Stock. Options granted under the Plan shall be exercisable for up to a ten (10) year period from the date of grant, or, in case the optionee ceases to be employed by IntraNet for any reason, generally six (6) months after the date of such termination of employment.

                      PRINCIPAL AND SELLING SHAREHOLDERS



     The following table sets forth certain information with regard to the beneficial ownership of the shares of the Company's Common Stock as of the date of this Prospectus by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director and executive officer of the Company, and (iii) all executive officers and directors as a group and (iv) each selling shareholder. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares of Common Stock set forth opposite their respective names. Unless otherwise indicated, the address of 5% shareholders, directors and executive officers is 9625 W. 76th Street Suite 150, Minneapolis, Minnesota 55344.

                                                   SHARES                                  SHARES
                                              BENEFICIALLY OWNED                    BENEFICIALLY OWNED
                                             PRIOR TO THE OFFERING    SHARES TO     AFTER THE OFFERING
                                            ----------------------   BE SOLD IN    ---------------------
 NAME OF BENEFICIAL OWNER                     NUMBER    PERCENTAGE   THE OFFERING   NUMBER    PERCENTAGE
-------------------------                   ----------  ----------  -------------  ---------  ----------
Henry Fong
7315 E. Peakview Avenue
Englewood, CO (1)...........................   789,679       10.5%              0    789,679        9.9%
Equitex, Inc. (1)
7315 E. Peakview Avenue
Englewood, CO...............................   636,011        8.5%              0    636,011        8.0%
Robert F. Olson(2).......................... 4,055,918       54.5%              0  4,055,918       51.5%
David Koentopf (3)..........................    38,262           *              0     38,262           *
Ronald E. Eibensteiner (4)..................   188,570        2.5%              0    188,571        2.4%
Jeffrey J. Sjobeck(5).......................    16,143           *              0     16,143           *
John Coleman (6)............................    60,731           *         20,305     40,426           *
Dale Ragan (7)..............................    41,897           *         20,305     21,592           *
John Stapleton (8)..........................    20,947           *         10,152     10,795           *
Craig Avery (9).............................    29,589           *          7,997     21,592           *
William Max McGee (10)......................    41,897           *         20,305     21,592           *
Laurential American Equity Fund (11)........    36,599           *         36,599          0           0
Laurentian Special Equity Fund (12).........    65,688           *         65,688          0           0
Robert Maietta (13).........................    18,750           *         18,750          0           0
Boston Financial Partners (14)..............    26,379           *         26,379          0           0
Security Pacific Business Credit Inc. (15)..    59,394           *         59,394          0           0
MCPED (16)..................................    44,384           *         44,384          0           0
D. Bradly Olah (17).........................     3,834           *          3,834          0           0
Kim Hensley (18)............................     6,250           *          6,250          0           0
J. T. Emerson (19)..........................     8,750           *          8,750          0           0
C. Frederick LeBaron, Jr. (20)..............    96,099           *         12,500     83,599        1.0%
T. B. Olson (21)............................     2,500           *          2,500          0           0
Timothy Duuos (22)..........................     6,250           *          6,250          0           0
Vance Vinar (23)............................     1,000           *          1,000          0           0
Mark Cates (24).............................     1,000           *          1,000          0           0
Raymond Rossini (25)........................     2,000           *          2,000          0           0
Floyd Adelman (26)..........................     3,000           *          3,000          0           0
F. Stephen Gill (27)........................     1,500           *          1,500          0           0
Keith J. Nelson (28)........................       500           *            500          0           0
Raymond Dykema (29).........................    26,250           *         26,250          0           0
Aaron Grunfeld (30).........................    19,400           *         19,400          0           0

Joel Ronning (31)...........................     5,000           *          5,000             0           0
Joseph Buska (32)...........................       500           *            500             0           0
Richard Lockwood............................    35,000           *          8,750        26,250           *
Joseph G. Fredericks........................     5,000           *          5,000             0           0
Bruce Reichert..............................     3,000           *          3,000             0           0
Okabena Partnership K.......................    50,000           *         50,000             0           0
All directors and executive officers........
as a group (6 persons) (33)................. 5,149,303       66.8%         20,305     5,128,998       63.0%


----------------
        *Less than 1%.

 (1) Mr. Fong, who owns no shares in his own name, may be, through his control of certain entities, as described below, deemed to be a beneficial owner of shares held by such entities. The shares of such entities are, therefore, duplicated in the table above, and include 62,500 shares of Common Stock subject to warrants exercisable within 60 days. Mr. Fong is President and a Director of Equitex, Inc., and President and Chairman of Roadmaster Industries, Inc. and Chairman of California Pro Inc.
     California Pro Sports, Inc. owns 55,965 Common Shares, Equitex, Inc. owns 636,011 Common Shares, and Roadmaster Industries, Inc., directly or indirectly through its subsidiary Roadmaster Corporation, owns 35,152 Common Shares. Other portfolio companies of Equitex, Inc. own a total of 13,486 Common Shares. Equitex disclaims direct and indirect beneficial ownership of all such shares.

 (2) Includes 109,619 shares of common stock subject to currently exercisable warrants.

 (3) Includes 1,034 shares of common stock subject to currently exercisable warrants.

 (4) Includes 28,939 shares of common stock and 17,071 shares of common stock subject to currently exercisable warrants owned by Wyncrest Capital, Inc., an investment fund controlled by Mr. Eibensteiner.

 (5) Includes 16,143 shares of common stock subject to currently exercisable stock options.

 (6) Includes 13,107 shares of common stock subject to currently exercisable warrants and 18,834 shares of common stock subject to currently exercisable stock options.

 (7) Includes 13,107 shares of common stock subject to currently exercisable warrants.

 (8) Includes 6,553 shares of common stock subject to currently exercisable warrants.

 (9) Includes 799 shares of common stock subject to currently exercisable warrants.

(10) Includes 13,107 shares of common stock subject to currently exercisable warrants.

(11) Includes 989 shares of common stock subject to currently exercisable warrants.

(12) Includes 1,775 shares of common stock subject to currently exercisable warrants.

(13) Includes 18,750 shares of common stock subject to currently exercisable warrants.

(14) Includes 26,379 shares of common stock subject to currently exercisable warrants.

(15) Includes 59,394 shares of common stock subject to currently exercisable warrants.

(16) Includes 1,199 shares of common stock subject to currently exercisable warrants.

(17) Includes 103 shares of common stock subject to currently exercisable warrants.

(18) Includes 6,250 shares of common stock subject to currently exercisable warrants.

(19) Includes 8,750 shares of common stock subject to currently exercisable warrants.

(20) Includes 12,500 shares of common stock subject to currently exercisable warrants and 82,141 shares of common stock that may be deemed to be owned by Mr. LeBaron through his control of certain entities, as to which he disclaims beneficial ownership.

(21) Includes 2,500 shares of common stock subject to currently exercisable warrants.

(22) Includes 6,250 shares of common stock subject to currently exercisable warrants.

(23) Includes 1,000 shares of common stock subject to currently exercisable warrants.

(24) Includes 1,000 shares of common stock subject to currently exercisable warrants.

(25) Includes 2,000 shares of common stock subject to currently exercisable warrants.

(26) Includes 3,000 shares of common stock subject to currently exercisable warrants.

(27) Includes 1,500 shares of common stock subject to currently exercisable warrants.

(28) Includes 500 shares of common stock subject to currently exercisable warrants.

(29) Includes 26,250 shares of common stock subject to currently exercisable warrants.

(30) Includes 19,400 shares of common stock subject to currently exercisable warrants.

(31) Includes 5,000 shares of common stock subject to currently exercisable warrants.

(32) Includes 500 shares of common stock subject to currently exercisable warrants.


(33) Includes 216,438 shares of common stock subject to currently exercisable warrants and 53,820 shares of common stock subject to currently exercisable options. Also includes shares that may be deemed to be owned by Mr. Henry Fong through his control of certain entities, as to which he disclaims beneficial ownership. (See notes 1 and 2 above).

                             CERTAIN TRANSACTIONS


     Prior to the Merger, MSF's assets consisted solely of its ownership of all of the rights in and to the "MacGregor" trademark pursuant to certain license agreements and certain related assets (the "MacGregor Rights"). Pursuant to, and as a condition of the closing of the Merger, MSF was required to dispose of all of its existing assets such that, prior to closing, its balance sheet would show a tangible net worth less non-current assets of at least $3,000,000, cash of at least $1,000,000 and no liabilities. MSF was also required to have satisfied, in full, all existing indebtedness owed to its lenders and all indebtedness in favor of its then trade debtors of the Company including all affiliates. To meet such condition, and to produce a balance sheet prior to closing indicating such tangible net worth, cash and no liabilities, MSF completed a series of transactions prior to closing that the Company's shareholders approved on July 30, 1996. Such transactions included the sale of all the rights of MSF in and to the MacGregor Rights to Hutch Sports USA Inc. ("Hutch"), a subsidiary of Roadmaster Industries, Inc. ("Roadmaster"). MSF and Roadmaster were affiliates in that they were both under the indirect common control of Mr. Henry Fong, the former chairman of MSF and a director of the Company. As a result of his interest in such transaction, Mr. Henry Fong (and his affiliates) abstained from voting in connection with the sale and transfer of the MacGregor Rights from MSF to Hutch.

     The MSF disposition of assets required under the Merger Agreement resulted in Hutch's acquiring the MacGregor Rights for a purchase price of $2,910,000, payable as follows: (i) $1,000,000 in cash on or prior to closing; and (ii) the delivery of a one-year unsecured installment promissory note in the amount of $1,910,000 to be paid in twelve (12) equal monthly installments bearing interest at the rate equal to the prime or base rate from time to time publicly announced by Bank America, N.A. MSF closed on the disposition of such assets immediately prior to closing on Merger, but made such transaction effective February 1, 1996. In response to such agreement, MSF reduced the carry amount of its intangible assets at January 31, 1996 by $1,200,000. Previously, MSF anticipated realizing approximately $4,000,000 on the sale of the MacGregor Rights. However, in late 1995, as previously disclosed, due to the competitive retail environment in which the MSF trademarks operate, MSF's Board of Directors believed the approximately $2,900,000 offered by Hutch would be the maximum amount a buyer would reasonably offer for these assets. Over the last two years, management and the Board of Directors of MSF investigated the sale of the MacGregor Rights to various potential buyers, and based on the results of those prior negotiations, believed the transaction with Hutch offered the best outcome for MSF and its shareholders.

     Additionally, during the past two years, MSF engaged, as required under the terms of the Merger Agreement in various transactions as follows:

     In April of 1995, Equitex, Inc. converted $1,000,000 of the indebtedness owed to it by MSF into Class C Preferred Stock, and MSF agreed to pay the remaining outstanding balance of principal and interest in the amount of $805,254 subsequent to July 31, 1995. In contemplation of the Merger, and in order to fulfill the conditions to the Merger that all preferred shares be converted to MSF Common Stock, and that all outstanding indebtedness of MSF be eliminated,

Equitex agreed, as of January 31, 1996, to convert the Class C preferred shares into 250,000 MSF Common Stock, and did so in May of 1996. In addition, to satisfy the remaining balance of its indebtedness to Equitex (which had been outstanding since 1991, pursuant to various agreements between the parties), MSF agreed in October of 1995, when the amount of the indebtedness was $824,021 to convert its indebtedness to shares of common stock. On the conversion date of January 31, the amount of the indebtedness (including accrued interest) was approximately $916,000. In conversion of that amount, therefore, the Company issued an additional 163,444 shares of Common Stock. The indebtedness was converted at the rate of $5.60 per share, which management believes approximated the fair market price of the newly issued restricted MSF Common Stock at the time of the conversion based on the price MSF was able to obtain from the sale of a large block of similarly restricted stock to unrelated third parties. Those shares (which were similarly restricted in that as unregistered shares they would not be freely tradeable for two years) were sold at a price of $4.80 to the following third parties in February of 1996: Wayne R. Mills, 20,750; Russell Casement, 5,625; George Arellano, 4,792; Joseph Hovorka, 3,750; Bertrand T. Ungar, 8,333; K. Keating, 12,708; and David Olson, 1,209.

     In addition to the conversion of the Class C Shares into shares of MSF Common Stock, Equitex engaged in the following transactions on the following dates: On May 21, 1996 Equitex sold warrants for the purchase of 21,750 shares of MSF Common Stock with an expiration date of October 31, 1996 and an exercise price of $4.00, for a price of $14.00 per share. Between the dates of May 15 and May 24, 1996 Equitex sold 86,750 shares of MSF Common Stock at prices ranging from $13.32 to $20.50. All of the warrants and shares of MSF Common Stock sold by Equitex in the referenced transactions had previously been acquired by Equitex from time to time in the open market and were sold in the open market. Such sales yielded aggregate proceeds of $1,655,345.

     Henry Fong is also Chairman of California Pro Sports, Inc.   Michael S.
Casazza, the former President of MSF and Barry Hollander, the former Chief Financial Officer of MSF, held those same offices at California Pro Sports, Inc. MSF previously physically occupied office space leased by California Pro Sports, Inc., and has used office equipment, employees and other facilities and services of California Pro Sports, Inc. in connection with the MSF operations. In consideration of the provision of those services, MSF incurred indebtedness of $313,000 to California Pro Sports, Inc. during the quarter ended January 31, 1996. MSF similarly determined to convert the amount of such indebtedness, as of January 31, 1996, to MSF Common Stock at $5.60 per share, which management believes approximated the fair market price of newly issued restricted MSF Common Stock at the time of the conversion based on the price MSF was able to obtain from the sale of a larger block of similarly restricted stock to unrelated third parties.

     On April 5, 1996 MSF issued 98,800 warrants for the purchase of shares of MSF Common Stock, at an exercise price of $4.00 per share, of which 62,500 were issued to Mr. Fong. $790,400, the difference between the quoted market price of the common stock at the date of grant and the exercise price of the warrants, was recognized as compensation expense.

     In December 1995, TPSI issued $550,000 of unsecured convertible notes to a limited number of accredited investors. The unsecured notes accrued interest rate of 10%, and were converted into common stock immediately prior to the Merger at a rate of $6.00 per share. In consideration of such loans, TPSI also issued common stock purchase warrants which, pursuant to the terms of the Merger Agreement became warrants to acquire an aggregate of 55,385 shares of Common Stock.

     Prior to the Merger, TPSI redeemed 50% of its outstanding shares of its common stock from a former shareholder and director for $200,000 on July 31, 1995. TPSI paid $150,000 of the purchase price in cash and delivered a $50,000 note to the former shareholder for the balance of the purchase price. The note requires annual principal payments of $10,000 and matures in August, 2000.
TPSI also entered into Consulting and Non-Competition Agreements with the former shareholder. To secure the purchase price of the redeemed shares and TPSI's monetary obligations under the agreements, TPSI pledged the redeemed shares to the former shareholder as collateral.

                          DESCRIPTION OF SECURITIES



     The Company's authorized capital stock consists of 12,500,000 shares of Common Stock, $.01 par value per share. Prior to this offering, there were 7,440,606 shares of Common Stock issued and outstanding and 2,088,202 shares reserved for issuance upon exercise of outstanding options and warrants.

     Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefore, and to share ratably in the assets of the Company available upon liquidation.

     Each share of Common Stock is entitled to one vote for all purposes. Accordingly, the holders of more than fifty percent of all of the outstanding shares of Common Stock can elect all of the directors. Significant corporate transactions such as mergers, sales of assets and dissolution or liquidation require approval by the affirmative vote of the majority of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of Common Stock normally require the affirmative vote of a majority of the shares present or represented by proxy at the particular shareholders' meeting. The Company's directors and officers, as a group beneficially own approximately 67.6% of the outstanding Common Stock of the Company. Upon completion of this Offering, such persons will beneficially own approximately 63.9% of the outstanding shares. See "Principal and Selling Shareholders." Accordingly, such persons will continue to be able to control the Company's affairs, including, without limitation, the sale of equity or debt securities of the Company, the appointment of officers, the determination of officers' compensation and the determination whether to cause a registration statement to be filed.

WARRANTS

     As of September 30, 1996, the Company had outstanding 183,500 Redeemable Warrants, and an aggregate of 471,179 Non-Redeemable Warrants. All of the foregoing warrants are collectively referred to herein as the "Warrants."

     General. The Redeemable Warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration or redemption date at the offices of the Company's warrant agent (the "Warrant Agent") with the form of "Election to Purchase" on the reverse side of the certificate filled out and executed as indicated, accompanied by payment (in the form of certified or cashier's check payable to the order of the Warrant Agent or the Company, as applicable) of the full exercise price for the number of Warrants being exercised.

     The exercise price of the Warrants were determined by negotiation between the Company and the warrant holders and should not be construed to be predictive of or to imply that any price increases will occur in the Company's securities. The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends, stock splits, mergers, combinations or recapitalizations, and for other unusual events (other than employee benefit and stock option plans for employees, directors, or consultants to the Company).

     The Company is not required to issue fractional shares, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares (determined as the last sale price reported by NASDAQ on the business day prior to the date of exercise or, if no such sale is made on such day, the mean between the last reported bid and asked prices reported by NASDAQ as of the business day prior to the date of exercise). The holder of a Warrant will not possess any rights as a shareholder of the Company unless and until he or she exercises the Warrant.

MINNESOTA ANTI-TAKEOVER LAW

     The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act, which are anti-takeover laws. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power in the election of directors of 20% or more. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

                  TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

Norwest Bank Minnesota, N.A., is the transfer agent and registrar for the Common Stock and the warrant agent for the Redeemable Warrants.

                           REPORTS TO SHAREHOLDERS

The Company will furnish to its shareholders annual reports containing audited financial statements and quarterly reports containing unaudited financial information.

                             PLAN OF DISTRIBUTION



     The Company hereby offers: (i) 183,500 shares of Common Stock that are issuable upon the exercise of the Redeemable Warrants and (ii) 251,667 shares of Common Stock that are issuable upon exercise of the Non-Redeemable Warrants. The Selling Shareholders hereby offer 245,579 shares of Common Stock. No underwriter is being used in connection with this offering. See "Principal and Selling Shareholders" and "Description of Securities."

     The Selling Shareholders and/or their pledgees, donees, transferees or other successors in interest will sell the securities of the Company covered by this Prospectus to the public in the over-the-counter market or in negotiated transactions, or otherwise, at prices and on terms then obtainable. Broker-dealers either may act as agents for the Selling Shareholders and/or their pledgees, donees, transferees or other successors in interest for such commissions as may be agreed upon at the time, or may purchase any of the securities covered hereby as principals and thereafter may sell such securities from time to time in the over-the-counter market or in negotiated transactions, or otherwise, at prices and on terms then obtainable.


                                LEGAL MATTERS

     The validity of the securities offered hereby was passed upon for the Company by Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership Minneapolis, Minnesota.

                                   EXPERTS

     The financial statements as of March 31, 1996 and for the two years then ended included herein have been audited by Lund Koehler Cox & Company, PLLP independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




Report of Independent Public Accountants                        F-1
Consolidated Financial Statements:
    Balance Sheets                                              F-2
    Statements of Operations                                    F-3
    Statements of Stockholders' Equity                          F-4
    Statements of Cash Flows                                    F-5
Notes to Consolidated Financial Statements                      F-6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To IntraNet Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of IntraNet Solutions, Inc. (formerly known as Technical Publishing Solutions, Inc.) and Subsidiaries as of March 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IntraNet Solutions, Inc. and Subsidiaries as of March 31, 1996, and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 1996 in conformity with generally accepted accounting principles.


                                                LUND KOEHLER COX & COMPANY, PLLP


Minneapolis, Minnesota
October 15, 1996

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                       March 31,       JUNE 30,
                                                                          1996           1996
                                                                          ----           ----
                            ASSETS                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents                                              $37,513        $146,407
  Accounts receivable, net                                             3,102,394       2,933,557
  Inventories                                                            324,523         510,079
  Prepaid expenses and other                                             418,438         654,374
                                                                      ----------      ----------
     Total current assets                                              3,882,868       4,244,417

PROPERTY AND EQUIPMENT, NET                                            1,539,318       1,683,876
INTANGIBLE ASSETS, NET                                                   290,680         273,025
                                                                      ----------      ----------

                                                                      $5,712,866      $6,201,318
                                                                      ==========      ==========
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Revolving credit facility                                           $1,108,098      $1,488,644
  Convertible promissory notes                                           550,000         550,000
  Current portion of long-term debt                                      127,496         127,496
  Current portion of capital lease obligations                           148,045         163,223
  Current portion of stock redemption payable                              9,500           9,500
  Accounts payable                                                     2,701,244       3,223,503
  Sales tax payable                                                       68,147          42,236
  Accrued expenses                                                       247,105         186,247
                                                                      ----------      ----------
     Total current liabilities                                         4,959,635       5,790,849

DEFERRED INCOME TAXES                                                     38,000          38,000
STOCK REDEMPTION PAYABLE, NET OF CURRENT PORTION                          30,008          30,608
LONG-TERM DEBT, NET OF CURRENT PORTION                                   108,341          83,342
CAPITAL LEASE OBLIGATIONS, NET OF CURRENT PORTION                        598,065         535,589
                                                                      ----------      ----------

     Total liabilities                                                 5,734,049       6,478,388
                                                                      ----------      ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIENCY):
  Common stock, $.01 par value, 12,500,000 shares authorized,
    2,500,000 and 2,513,355 shares issued and outstanding                 25,000          25,133
  Additional paid-in capital                                              (7,711)         20,896
  Retained earnings (deficit)                                            (22,265)       (308,113)
  Unearned compensation                                                  (16,207)        (14,986)
                                                                      ----------      ----------

     Total stockholders' equity (deficiency)                             (21,183)       (277,070)
                                                                      ----------      ----------

                                                                      $5,712,866      $6,201,318
                                                                      ==========      ==========


                See notes to consolidated financial statements.

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED  STATEMENTS OF OPERATIONS


                                                            Year                       Three Months
                                                            Ended                         Ended
                                                           March 31,                     June 30,
                                                 -----------------------------       ----------------
                                                   1995                 1996         1995       1996
                                                   ----                 ----         ----       -----
                                                                                        (UNAUDITED)
REVENUES:
  Hardware integration                          $5,015,758           $8,198,800   $1,426,883     $2,391,762
  Software, technical services and support       4,738,648            4,522,054    1,142,144      1,102,957
  On-demand printing services                      692,255            1,514,888      282,216        686,215
                                                ----------           ----------    ---------     ----------
    Total revenues                              10,446,661           14,235,742    2,851,243      4,180,934
                                                ----------           ----------    ---------     ----------

COST OF REVENUES:
  Hardware integration                           4,350,199            6,795,594    1,187,365      2,000,661
  Software, technical services and support       2,879,454            2,799,650      675,174        748,468
  On-demand printing services                      371,037            1,113,009      197,783        514,876
                                                ----------           ----------    ---------     ----------

    Total cost of revenues                       7,600,690           10,708,253    2,060,322      3,264,005
                                                ----------           ----------    ---------     ----------

    Gross profit                                 2,845,971            3,527,489      790,921        916,929
                                                ----------           ----------    ---------     ----------

OPERATING EXPENSES:
  Sales and marketing                            1,244,995            1,827,003      354,301        582,349
  General and administrative                       916,253            1,188,364      289,274        408,065
  Research and development                         341,740              496,066      117,734        258,080
  Depreciation and amortization                    109,274              159,340       31,636         56,110
                                                ----------           ----------    ---------     ----------


    Total operating expenses                     2,612,262            3,670,773      792,945      1,304,604
                                                ----------           ----------    ---------     ----------


    Income (loss) from operations                  233,709             (143,284)      (2,024)      (387,675)

INTEREST EXPENSE                                    97,033              230,293       27,737         48,173
                                                ----------           ----------    ---------     ----------


INCOME (LOSS) BEFORE INCOME TAXES                  136,676             (373,577)     (29,761)      (435,848)

    Provision for (benefit of) income taxes         64,553             (125,770)           0       (150,000)
                                                ----------           ----------    ---------     ----------


NET INCOME (LOSS)                                  $72,123            ($247,807)    ($29,761)     ($285,848)
                                                ==========           ==========    =========     ==========

NET INCOME (LOSS) PER COMMON SHARE
 AND COMMON SHARE EQUIVALENTS                        $0.01               ($0.03)      ($0.00)        ($0.04)
                                                ==========           ==========    =========     ==========

WEIGHTED AVERAGE
 COMMON SHARES OUTSTANDING                       7,351,516            7,351,516     7,351,516     7,351,516
                                                ==========           ==========    ==========    ==========


                See notes to consolidated financial statements.

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED  STATEMENTS OF STOCKHOLDERS' EQUITY



                                            Common Stock              Additional      Retained
                                    --------------------------         Paid-in        Earnings       Unearned
                                       Shares          Amount          Capital        (Deficit)     Compensation       Total
                                    -----------       --------        ----------      ---------     ------------    ----------
BALANCE - MARCH 31, 1994              5,000,000        $50,000         $(50,000)      $ 324,037       $      0      $ 324,037

  Grant of stock options                     --             --           29,343              --        (29,343)             0

  Stock options compensation earned          --             --               --              --         11,564         11,564

  Net income                                 --             --               --          72,123             --         72,123
                                     ----------        -------         --------       ---------       --------      ---------

BALANCE - MARCH 31, 1995              5,000,000         50,000          (20,657)         396,160        (17,779)       407,724

  Grant of stock options                     --             --            5,236              --         (5,236)             0

  Stock options compensation
   earned                                    --             --               --              --          6,808          6,808

  Repurchase of common
   stock                             (2,500,000)       (25,000)           7,710        (170,618)            --       (187,908)

  Net loss                                   --             --               --        (247,807)            --       (247,807)
                                     ----------        -------         --------       ---------       --------      ---------

BALANCE - MARCH 31, 1996              2,500,000         25,000           (7,711)        (22,265)       (16,207)       (21,183)


  Stock options compensation
   earned                                    --             --               --              --          1,221          1,221

  Common stock sold pursuant to
   stock option & warrant exercises      13,355            133           28,607              --             --         28,740

  Net loss                                   --             --               --        (285,848)            --       (285,848)
                                      ---------        -------         --------       ---------       --------      ---------
BALANCE - JUNE 30, 1996               2,513,355        $25,133         $ 20,896       $(308,113)      $(14,986)     $(277,070)
                                      =========        =======         ========       =========       ========      =========


                See notes to consolidated financial statements.

               INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
                  CONSOLIDATED  STATEMENTS OF CASH FLOWS


                                                                    Year                   Three Months
                                                                   Ended                      Ended
                                                                  March 31,                  June 30
                                                         --------------------------     --------------------
                                                           1995           1996            1995       1996
                                                         -------------    ---------     ---------  ---------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)                                        $72,123       ($247,807)       ($29,761) ($285,848)
   Adjustments to reconcile net income (loss) to
    cash flows from operating activities:
   Depreciation and amortization                           158,160         327,221          68,545    107,031
   Stock option compensation earned                         11,564           6,808               0      1,221
   Deferred income taxes                                    47,766         (55,770)
   Changes in operating assets and liabilities            (325,039)       (325,061)       (310,443)   182,835
                                                         ---------        --------        --------  ---------
     Cash flows from operating activities                  (35,426)       (294,609)       (271,659)     5,239
                                                         ---------        --------        --------  ---------

Cash flows from investing activities:
  Proceeds from sale of property and equipment                   0         126,286               0          0
  Purchase of property and equipment                      (363,512)       (429,193)        (88,395)  (233,934)
  Acquisition of intangible assets                               0        (325,000)              0          0
                                                         ---------        --------        --------- ---------

     Cash flows from investing activities                 (363,512)       (627,907)        (88,395)  (233,934)
                                                         ---------        --------        --------  ---------

Cash flows from financing activities:
  Net advances on revolving credit facility                103,162         874,936         408,005    380,546
  Proceeds from convertible promissory notes                     0         550,000               0          0
  Proceeds from long-term debt                             640,000               0               0          0
  Payments on long-term debt                              (456,655)       (119,163)        (16,666)   (24,999)
  Payments on capital lease obligations                    (16,074)       (204,983)        (25,248)   (47,298)
  Sale (Repurchase) of common stock                              0        (150,000)              0     29,340
                                                         ---------        --------        --------  ---------

     Cash flows from financing activities                  270,433         950,790         366,091    337,589
                                                         ---------        --------        --------  ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          (128,505)         28,274           6,037    108,894


CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD             137,744           9,239           9,239     37,513
                                                         ---------        --------        --------  ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD                    $9,239        $ 37,513        $ 15,276  $ 146,407
                                                         =========        ========        ========  =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
  Cash paid for interest                                   $97,768        $226,533        $ 50,367  $  86,045
  Cash paid for income taxes                               $22,387        $ 19,396        $    750  $       0

NONCASH FINANCING AND INVESTING ACTIVITIES:
  Equipment acquired with capital lease obligation        $758,817        $ 93,530        $      0  $       0
  Common stock redeemed with note payable, net                  $0        $ 37,908        $      0  $       0

DETAIL OF CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Accounts receivable, net                               ($748,428)    ($1,002,824)       $ 44,540  $ 168,837
  Inventories                                             (199,530)        (77,889)         82,000   (185,556)
  Prepaid expenses and other                               (75,955)       (317,061)         18,913   (235,936)
  Accounts payable                                         628,468         969,949        (370,696)   522,259
  Sales tax payable                                         56,968         (41,149)
  Accrued expenses                                          13,438         143,913         (85,200)   (86,769)
  Other Current Assets
                                                         ---------      -----------       --------  ---------

    Net changes in operating assets and liabilities      ($325,039)      ($325,061)      ($310,443) $ 182,835
                                                         =========      ===========      =========  =========


                See notes to consolidated financial statements.

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH  31, 1995 AND 1996
               (including data applicable to unaudited periods)

(1)  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND PRINCIPLES OF CONSOLIDATION - IntraNet Solutions, Inc. (formerly known as Technical Publishing Solutions, Inc.) ("ISI" or "the Company") was incorporated in the State of Minnesota in 1990 and is the surviving entity of the reverse merger discussed in Note 2. The Company is a single source vendor providing computer hardware, software, development, distribution and related services to help companies create, manage and distribute unstructured business-critical information typically found in documents. The Company has offices in Minneapolis, Milwaukee, Denver and Phoenix and sales affiliates in Boston and Atlanta. The consolidated financial statements include the accounts of IntraNet Solutions, Inc. and its wholly-owned subsidiaries DocuPro Services, Inc. and IntraNet Integration Group, Inc. All significant intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS - The Company considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and have original maturities of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE - Provision for losses on trade accounts receivable is made in amounts required to maintain an adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined by the Company that payment will not be received. Any subsequent receipts are credited to the allowance. Accounts receivable is presented net of an allowance of $30,000 as of March 31 and June 30, 1996.

INVENTORIES - Inventories, consisting primarily of computer hardware and software and publishing supplies, are valued at the lower of cost (first-in, first-out) or market value.

DEPRECIATION - Property and equipment, including leasehold improvements, are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets, two to ten years, or the life of the lease, whichever is shorter. Maintenance, repairs and minor renewals are expensed when incurred.

INTANGIBLE ASSETS - Intangible assets are recorded at cost and presented net of accumulated amortization of $34,320 and $51,975 at March 31 and June 30, 1996. Goodwill is amortized on a straight-line basis over eight years. The Company's two covenants not to compete are amortized on a straight-line basis over their terms of five and two years. Management periodically evaluates the value of recorded intangible assets. At June 30, 1996, management believes all recorded intangible assets will be realized.

SOFTWARE DEVELOPMENT COSTS - Software development costs generally are expensed as incurred as development expense. Statement of Financial Accounting Standards No. 86 requires the capitalization of certain software development costs once technological feasibility is established. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, that the Company has defined as the establishment of a working model, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            MARCH  31, 1995 AND 1996
               (including data applicable to unaudited periods)



REVENUE RECOGNITION - The Company produces its revenues from (i) the sale of software, (ii) the sale of service and maintenance contracts and (iii) the sale of a variety of other products and services. Revenue from the sale of software is recognized in accordance with Statement of Position 91-1 "Software Revenue Recognition". Accordingly, revenue is recognized at the time of product shipment if no significant Company obligations remain and collection of the resulting sale price is probable. In instances where significant Company obligations remain, revenue recognition is delayed until the obligation has been satisfied. Revenue from service and maintenance contracts is generally recognized ratably over the term of the contract. Revenue from contracts with original durations of one year or less is recognized at the time of sale if the Company does not expect to have material future obligations to service the contract. Revenue from the sale of all other products and services is recognized at the time of delivery to the customer.

INCOME TAXES - The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", under which deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting bases of assets and liabilities based on currently enacted rates and laws.

NET INCOME (LOSS) PER COMMON SHARE - Net income (loss) per common share is determined by dividing net income (loss) by the weighted average number of common share and common share equivalents outstanding during each period. Common share equivalents include the dilutive effects of options and warrants which are assumed to be exercised at the beginning of periods using the treasury stock method and the fair value of the Company's common shares. Common share equivalents are not included in the calculation if the effect is anti-dilutive. Primary and fully diluted net income (loss) per share are the same. The effects of the reverse merger discussed in Note 2 and the stock-splits discussed in Note 7 have been retroactively applied.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LONG-LIVED ASSETS - During fiscal 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (Statement No. 121). Statement No. 121 establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill either to be held or disposed. The adoption of Statement No. 121 did not have a material impact on the Company's financial position or results of operations.

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            MARCH  31, 1995 AND 1996
               (including data applicable to unaudited periods)


(2) REVERSE MERGER

On January 16, 1996, the Company and its then sole stockholder entered into an agreement and plan of merger with MacGregor Sports and Fitness, Inc. (MSF). MSF was a publicly traded non-operating entity. At closing on July 31, 1996, the Company's stockholders received approximately 60% of the then outstanding common stock of MSF in exchange for their common stock. The Company recorded this transaction as an acquisition and recapitalization. Accordingly, historical financial information is that of the Company as the surviving entity of the reverse merger. The following unaudited pro forma consolidated balance sheet presents the financial position of the Company as if the aforementioned transaction had occurred as of June 30, 1996:

                                 (IN THOUSANDS)

                                     COMPANY          MSF       PRO FORMA
 ASSETS                             HISTORICAL    HISTORICAL   ADJUSTMENTS     PRO FORMA
                                    ----------    ----------   -----------     ---------
Current assets                        $4,244      $3,000        $ (250)(B)      $6,994


Property and equipment, net            1,684                                     1,684
Intangible assets, net                   273                                       273
                                      ------      ------        ------          ------
                                      $6,201      $3,000       ($  250)         $8,951
                                      ======      ======        ======          ======

  LIABILITIES AND
STOCKHOLDERS' EQUITY

Current liabilities                   $5,790      $    0          (550)(A)      $5,240
Long-term liabilities                    688           0                           688
                                      ------      ------                        ------
                                       6,478           0                         5,928
Stockholders' equity                                              (250)(B)
                                        (277)      3,000           550 (A)       3,023
                                      ------      ------        ------          ------
                                      $6,201      $3,000       ($  250)         $8,951
                                      ======      ======        ======          ======

Pro forma adjustments to reflect:

(A) Conversion of promissory notes into common stock.
(B) Legal, accounting and banking fees and other costs of the transaction.

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            MARCH  31, 1995 AND 1996
               (including data applicable to unaudited periods)

(3) ACQUISITION OF ASSETS

On December 14, 1995, the Company acquired the assets of a division of a printing business in Denver, Colorado for $200,000. The Company has recorded the acquisition using purchase accounting and allocated the purchase price $75,000 to inventory and equipment, $40,000 to a covenant not to compete (amortized over two years) and $85,000 to goodwill (amortized over eight years). In addition to the purchase price, the Company agreed to sublease certain equipment from the seller. The operations of this business are included in the Company's consolidated financial statements from the date of acquisition. Due to the small nature of the business acquired and the date of acquisition, the operations did not materially impact the Company's results of operations for the year ended March 31, 1996.

(4) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at:

                                               March 31,       June 30,
                                                  1996           1996
                                               ----------      ---------
Equipment and furniture                        $2,007,626      2,164,177
Leasehold improvements                             13,429         88,429
                                               ----------      ---------
Total property and equipment                    2,021,055      2,252,606
Less: accumulated depreciation                    481,737        568,730
                                               ----------      ---------
 Total property and equipment, net             $1,539,318     $1,683,876
                                               ==========     ==========


Property and equipment includes items under capital leases of $852,346, net of accumulated depreciation of $147,803, as of March 31, 1996.

(5)  SHORT-TERM DEBT

REVOLVING CREDIT FACILITY - The Company has a revolving credit agreement that provides for borrowings of up to $1,500,000 based on available collateral. Advances of $1,108,098, and $1,488,644 were outstanding as of March 31 and June 30, 1996. Advances are due on demand and accrue interest at the bank's base lending rate plus 2.5% (the effective rate of interest was 10.75% as of March 31, 1996 and June 30, 1996). The agreement is secured by substantially all Company assets, personally guaranteed by a stockholder and requires the Company to meet various covenants including maintenance of minimum levels of net worth.

CONVERTIBLE PROMISSORY NOTES - In December 1995, the Company issued $550,000 of 10% unsecured convertible promissory notes. The notes were due the earlier of August 30, 1996 or the closing of the transaction described in Note 2. The notes were converted into common stock of the Company at $3.47 per share. In connection with the notes, the Company issued 67,693 warrants to acquire shares of its common stock at an exercise price of $2.32 per share (a price greater than the fair market value at the date of issuance).

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            MARCH  31, 1995 AND 1996
               (including data applicable to unaudited periods)

(6)  LONG-TERM DEBT AND CAPITAL LEASES

LONG-TERM DEBT -

                                        March 31,              June 30,
                                         1996                   1996
                                        --------               --------
Note payable - bank,
monthly installments of
$8,333 plus interest at
the bank's base lending
rate plus 2.5%
(effective rate of
10.75% at March 31
and June 30,
1996), due March 1998,
secured by
substantially all
Company assets and
guaranteed by a
stockholder.                            $208,337               183,338
Note payable -
stockholder, due on
demand, interest at
12%, unsecured and
subordinated to bank
indebtedness.                             27,500                27,500
                                        --------             ---------
Total long-term debt                     235,837               210,838
Less: current maturities                 127,496               127,496
                                        --------             ---------
Long-term debt, net                     $108,341                83,342
                                        ========             =========


Future maturities of long-term debt are $127,496 and $108,341 for the years ending March 31, 1997 and 1998.

CAPITAL LEASE OBLIGATIONS - The Company has certain assets under capital lease obligations. The leases require total monthly payments of $19,556 and carry interest rates between 14.6% and 16.6%. The minimum lease payments required under the capital leases together with the present value of the minimum lease payments are as follows for the years ending March 31,:

1997                                            $246,568
1998                                             246,568
1999                                             243,595
2000                                             164,998
2001                                              38,409
                                                --------
Total                                            940,138
Less:  amount representing interest              194,028
                                                --------
Present value of future minimum lease payments   746,110
Less: current portion                            148,045
                                                --------
Long-term portion                               $598,065
                                                ========

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            MARCH  31, 1995 AND 1996
               (including data applicable to unaudited periods)

(7)  STOCKHOLDERS' EQUITY

STOCK REDEMPTION - During July 1995, the Company entered into a stock redemption agreement to acquire 50% of its outstanding common stock from a single stockholder for $200,000. The Company paid $150,000 at closing with the remaining $50,000 due in $10,000 annual installments without interest. The Company has recorded the remaining payment obligation at its net present value.

STOCK SPLITS - On June 2, 1995, the Company declared a 900-for-1 stock split. On November 6, 1995, the Company declared a 21.22-for-1 stock split. On October 15, 1996, the Company declared a 1-for-4 reverse stock split. The stock splits have been retroactively reflected in the accompanying consolidated financial statements.

STOCK OPTIONS - The Company has a 1994-1997 Stock Option Plan (the Plan), pursuant to which options and other awards to acquire an aggregate of 2,500,000 shares of the Company's common stock may be granted. The Company integrated all previous granted options into the Plan. The Plan is administered by the Board of Directors, which has the discretion to determine the number and purchase price of shares subject to stock options (which may be below the fair market value of the common stock on the date thereof), the term of each option, and the time or times during the term when the options become exercisable.

The following summarizes stock options activity through June 30, 1996:


                                       Number
                                        of          Exercise
                                      Options        Prices
                                     ---------    --------------
Outstanding as of March 31, 1995       497,771
Options granted                        934,149    $0.20 - $10.40
                                     ---------
Outstanding as of  March 31, 1996    1,431,920
Options Canceled                       (66,384)
Options exercised                      (10,763)
                                     =========
Outstanding as of June 30, 1996      1,354,773    $0.20 - $10.40
                                     =========


Certain options granted above have exercise prices less than the fair market value of the Company's common stock on the date of grant. The Company recognizes the compensation element of these grants over the vesting period of the related options. The options generally vest over periods of one to five years. As of June 30, 1996, 453,667 options were exercisable. The options expire at various dates through January 2006. Subsequent to June 30, 1996 the Company granted 78,750 options at $8.60 per share.

(8)  RETIREMENT SAVINGS PLAN

The Company maintains a pre-tax salary reduction/profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all full-time employees who have reached the age of 21. Profit sharing contributions by the Company are completely discretionary. Contributions for the years ended March 31, 1995 and 1996 were $48,162 and $0.

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            MARCH  31, 1995 AND 1996
               (including data applicable to unaudited periods)

(9)  INCOME TAXES

Provision for income taxes consisted of the following components for the years ended March 31,:


                             1995       1996
                            -------  ----------
Current:
 Federal                    $12,787    ($59,770)
 State                        4,000           0
                            -------  ----------
  Total                      16,787     (70,000)
Deferred                     47,766     (66,000)
                            -------  ----------
  Total provision           $64,553   ($125,770)
                            =======  ==========


The tax effects of temporary differences giving rise to the deferred items consisted of the following at:



                                                     March 31,
                                                     1996
                                                     ---------
Net current deferred tax assets:
 Allowance for uncollectible accounts                 $12,000
 Inventory                                             12,000
                                                    ---------
  Net current deferred tax assets                     $24,000
                                                    =========
Net long-term deferred tax liabilities
(assets):
 Net operating loss carryforwards                    ($71,000)
 Amortization of intangible assets                     (9,000)
 Depreciation of fixed assets                         118,000
                                                    ---------
  Net long-term deferred tax liabilities              $38,000
                                                    =========


Deferred tax liabilities and deferred tax assets reflect the net tax effects of temporary differences between the approximate carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net current deferred tax assets as of March 31, 1996, are included in prepaid expenses and other in the consolidated balance sheet. At March 31, 1996, the Company had a net operating loss carryforward of approximately $177,000, which, if not used, expires in 2011.

                  INTRANET SOLUTIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            MARCH  31, 1995 AND 1996
               (including data applicable to unaudited periods)

(10)  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES - The Company has entered into certain noncancelable operating lease agreements related to office/warehouse space, equipment and vehicles. Total rent expense under operating leases was $220,020 and $254,662 for the years ended March 31, 1995 and 1996. Minimum remaining rental commitments under operating leases are as follows for the years ending March 31,:


                1997                            $182,961
                1998                             106,247
                1999                              73,290
                                                --------
                   Total                        $362,498
                                                ========


In April 1996, the Company entered into a seven year operating lease agreement for approximately 34,000 square feet of office and warehouse space for its Minneapolis operations. The lease requires monthly payments of approximately $20,000.

SOFTWARE ROYALTIES - The Company has acquired a suite of software products complimentary with its own software development through a royalty agreement. Prepaid royalties of up to $60,000 are payable upon delivery and acceptance of source code, documentation and certain upgrades. Royalties (including prepaid royalties) are due based on 15% of product sales until a total of $250,000 has been paid and 10% thereafter. At March 31, 1996, the Company had prepaid $50,000 of royalties. No royalties have been earned in any period.

CONSULTING AGREEMENT - The Company has a consulting agreement with a former stockholder that requires monthly payments of $10,300 through July 2000.

(11)  MAJOR SUPPLIERS

MAJOR SUPPLIERS - The Company utilizes a single supplier to provide the majority of its computer hardware sales. Purchases from this supplier were approximately 54% and 68% of total product purchases during the years ended March 31, 1995 and 1996. The Company has a supply and resale agreement with this supplier that expires June 30, 1997 and is annually renewable.

The Company utilizes a single supplier to provide the majority of its software and maintenance services. Purchases from this supplier were approximately 24% of total product purchases during the year ended March 31, 1995 and 13% for 1996. The Company has a supply and resale agreement with this supplier that expires January 1, 1998.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE CIRCUMSTANCES OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS



AVAILABLE INFORMATION.........................................  iii
PROSPECTUS SUMMARY............................................    1
THE COMPANY...................................................    1
RISK FACTORS..................................................    4
USE OF PROCEEDS...............................................   11
DIVIDEND POLICY...............................................   11
DILUTION......................................................   12
CAPITALIZATION................................................   13
PRICE RANGE OF SECURITIES.....................................   14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS...................................   15
BUSINESS......................................................   19
MANAGEMENT....................................................   28
PRINCIPAL AND SELLING SHAREHOLDERS............................   32
CERTAIN TRANSACTIONS..........................................   35
DESCRIPTION OF SECURITIES.....................................   38
PLAN OF DISTRIBUTION..........................................   40
LEGAL MATTERS.................................................   40
EXPERTS.......................................................   40
INDEX TO FINANCIAL STATEMENTS.................................  F-1



                            INTRANET SOLUTIONS, INC.

                        680,746 SHARES OF  COMMON STOCK

                                   PROSPECTUS


                               ____________, 1996

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

     As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC fees                                                      $  1,275
Accounting fees and expenses                                    15,000
Legal fees and expenses                                        135,000
Printing expenses                                               30,000
Miscellaneous                                                   18,725
                                                              --------
                                      Total                   $200,000
                                                              ========


      All of the foregoing expenses, except SEC filing fee, have been estimated.


                                     -I-

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

     Since October 1, 1993, the Company has sold the securities indicated below. The number of shares and the aggregate consideration has not been adjusted to give effect to the 1-for-4 reverse stock split effective November 11, 1996 to shareholders of record on October 31, 1996.

     On July 30 and 31, 1996, the Company's predecessor, MacGregor Sports and Fitness, Inc. ("MSF") and IntraNet Integration Group, Inc., a Minnesota corporation ("IntraNet," formerly known as Technical Publishing Solutions, Inc. ("TPSI")) closed on a tax-free reorganization pursuant to which IntraNet became a wholly-owned subsidiary of the Company, and MSF changed its name to IntraNet Solutions, Inc. The transaction was accomplished through a tax-free reverse subsidiary merger whereby IntraNet merged with and into a wholly owned subsidiary of MSF, with IntraNet as the surviving corporation (the "Merger"). Pursuant to the Merger Agreement, the IntrNet shareholders received approximately 1.73 MSF shares in exchange and conversion for each one share of IntraNet common stock held on the Effective Date. As a result of the reorganization, MSF issued, at closing, 18,000,000 common shares to the former shareholders of IntraNet.

In December 1995, the Company issued $550,000 of unsecured convertible notes to a limited number of accredited investors. The unsecured notes accrued interest rate of 10%, and were converted into Common Stock immediately prior to the Merger at a rate of $6.00 per share.

It was claimed that each and every issuance and sale of such stock was exempt from registration pursuant to Sections 4(2) and 4(6) of Act and pursuant to SEC Rules 505 and 506, as transactions not involving a public offering.

ITEM 27. EXHIBITS.



NUMBER  DESCRIPTION
------  -----------
   3.1  Articles of Incorporation, as amended.
   3.2  By-laws.
   5    Opinion of Maslon Edelman Borman & Brand, a Professional Limited Liability
        Partnership.
  10.1  Lease Agreement by and between CSM Investors, Inc. and the Company dated April 24, 1996 (1)
  10.2  Credit and Security Agreement by and between Diversified Business Credit, Inc. and the Company dated March 14, 1995 (1)
  10.3  Term Loan Supplement to Credit Agreement dated March 14, 1995 by and between the Company and
        Diversified Business Credit, Inc. (1)
  10.4  Company's 1994- 1997  Stock Option Plan. (1)
  10.5  Employment Agreement dated July 30, 1996 by and between the Company and Robert Olson (1)
  10.6  Employment Agreement dated July 30, 1996 1995 by and between the Company and Jeffrey J. Sjobeck (1)
  21.   Subsidiaries of Company. (1)
  23.1  Consent of Maslon Edelman Borman & Brand, a Professional Limited Liability
        Partnership (included in Exhibit 5).
  23.2  Consent of Lund Koehler Cox & Company, PLLP. (1)
  25.1  Powers of Attorney. (1)
  27    Financial Data Schedule (1)



                                     -II-

    __________

(1) Previously filed


ITEM 28. UNDERTAKINGS.

The undersigned small business issuer hereby undertakes:

  (1) to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

       (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

       (iii) Include any additional or changed material information on the plan of distribution; and

  (2) for determining liability under the Securities Act to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

  (3) to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned small business issuer hereby undertakes that:



                                    -III-

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                     -IV-

                                  SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on November 4, 1996.


                                       INTRANET SOLUTIONS, INC.
                                       Registrant


                                       By /s/ Robert F. Olson
                                          -------------------
                                          Robert F. Olson




      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 4th day of November, 1996 by the following persons in the capacities indicated:





SIGNATURE                           TITLE
/s/ Robert F. Olson         President, Chief Executive Officer, ( Principal Executive
--------------------------  Officer) and Chairman of the Board
Robert F. Olson

/s/ Jeffrey J. Sjobeck      Chief Financial Officer (chief financial officer and  accounting
--------------------------  officer)
Jeffrey J. Sjobeck


            *               Director
--------------------------
Ronald E. Eibensteiner


            *               Director
--------------------------
David D. Koentopf

            *               Director
--------------------------
Henry Fong



* By: /s/ Jeffrey J. Sjobeck
      --------------------------
      Jeffrey J. Sjobeck
      as Attorney-in-fact



                                     -V-

                                    EXHIBITS




NUMBER                       DESCRIPTION                          PAGE
------                       -----------                          ----

3.1             Articles of Incorporations, as amended

3.2             By-Laws

5               Opinion of Maslon Edelman Borman & Brand, a
                  Professional Limited Liability Partnership








                                     -IV-